2015 ANNUAL REPORT

Points International Ltd.

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Table of Contents

We Are Points........1
2015 Highlights........2
Our Global Reach........3
A Year of Achievements........4
Message from the Chairman and CEO........5
Management's Discussion and Analysis........6
Consolidated Financial Statements........27
Leadership Team........56

Loyalty is the world's largest currency
3.3B
MEMBERS IN U.S. LOYALTY PROGRAMS
29
MEMBERSHIPS PER HOUSEHOLD
60%+
OF MILES ISSUED TODAY ARE *BOUGHT*
2000+
NORTH AMERICAN LOYALTY PROGRAMS
$48B
PER YEAR PERCEIVED VALUE OF POINTS/MILES ISSUED AND SOLD BY REWARDS PROGRAMS

Sources: COLLOQUY 2011 and 2015 Loyalty Census, U.S. figures

We Are Points.

Points is the global leader in loyalty currency management. Through a state-of-the-art loyalty commerce platform, Points helps make the world’s loyalty programs more valuable and engaging.

Points brings years of industry experience, technological expertise and a one-of-a-kind Loyalty Commerce Platform to the world’s top loyalty brands. Our solutions enhance loyalty consumer offerings and streamline back-end operations with seamlessly integrated loyalty eCommerce and technology solutions.

Points’ solutions enhance the management and monetization of loyalty currencies, from frequent flyer miles and hotel points to retailer and credit card rewards. In 2015, Points delivered approximately $400 million in additional revenue for more than 50 loyalty program partners worldwide.

Loyalty Commerce Platform
The Points Loyalty Commerce Platform connects loyalty programs with app developers and third party merchants. With industry-leading security and fraud management, as well as robust audit and reporting capabilities, the Loyalty Commerce Platform enhances partnerships between loyalty programs and businesses, enabling new loyalty products and services to be brought to market sooner.

Buy, Gift & Transfer
Points gives loyalty program members the ability to purchase points/miles to top up their accounts or to transfer loyalty currency to friends and family members to increase program engagement. Members can instantly recognize the value of their loyalty currency and the increased benefits of their program membership.

Points Business Solutions
With the Points Business Solutions suite of services, businesses of any kind can quickly and easily offer their customers a way to earn their favourite loyalty currency whenever they shop. Points Business Solutions requires no IT integration by the business, which means on-boarding can take days, not months. Points offers this solution by enabling businesses to award loyalty currencies through Points’ existing integrations and relationships with participating loyalty programs.

Points Loyalty Wallet
The Points Loyalty Wallet is a set of platform capabilities accessible via storefront or APIs, that allow loyalty programs,¥merchants¥and other product partners to embed balance tracking and loyalty commerce transactions into their product offerings. The Points Loyalty Wallet is an access point to the Loyalty Commerce¥ Platform,¥ and enables users to collect, track and transact in more than 100 loyalty reward currencies.¥

Points.com is powered by the Points Loyalty Wallet and was redesigned and rebranded. The site offers members of multiple loyalty programs the ability to track and manage their loyalty currencies, use their loyalty currencies to conduct unique redemptions into retail goods or gift certificates, and exchange their loyalty currencies into other participating programs.

PointsHound
PointsHound is a hotel booking engine and loyalty currency aggregator built specifically for frequent travelers. PointsHound enables loyalty program members to earn loyalty points/miles for staying in their favourite hotels and also to earn bonus rewards in the form of airline miles. Members of the free-to-use site can earn their choice of 20 loyalty currencies by staying at over 150,000 hotels worldwide, including boutique and non-chain properties.

Points Travel
Building on PointsHound, Points Travel is the first private label travel eCommerce platform designed specifically for the loyalty industry. The platform allows loyalty Partners to implement and control their own white-labelled hotel booking engine. Points Travel can be quickly integrated into loyalty programs’ web and mobile properties to create a unique travel eCommerce offering that is program-branded and leverages the transactional capabilities of the Loyalty Commerce Platform. Loyalty program members are able to earn rewards and redeem their loyalty currency for free hotel bookings through the Points Travel Product.

Points has been widely recognized in both the loyalty and technology communities. Points was named the 7th largest Canadian software company and the 30th largest Canadian technology company by the Branham300 list. Points’ culture has been recognized as a 2015 Best Workplaces in Canada and Best Workplaces in Canada for Women by Great Places to Work Institute Canada. Points was also recognized as one of Canada’s 10 Most Admired Corporate Cultures 2014 by Waterstone.

Established in 2000 as a start-up technology company in Toronto, Points now employs approximately 180 sta¡ with satellite offices in Dallas, New York, San Francisco and London (UK). Points is a publicly traded company listed as Points International Ltd. on the NASDAQ (PCOM) and the TSX (PTS).

2015 Annual Report    1

2015 Highlights
(All amounts expressed in U.S. dollars)

2015 was another successful year for Points. During the year, Points continued to expand the functionality of its Loyalty Commerce Platform while delivering record financial results.

The Corporation generated record Revenue, Gross Margin, and Adjusted EBITDA in 2015. Total revenue increased 16% to $296 million in 2015, while Adjusted EBITDA increased 22% over 2014 levels, marking the 11th consecutive year of Adjusted EBITDA growth. Financial growth was primarily driven by the full year impact of new partnerships launched in 2014 combined with strong organic growth from existing partners, which more than offset the impacts of consolidation in the airline industry.

The financial growth achieved in 2015 demonstrated the strength of Points’ core business and it’s Loyalty Commerce Platform, an open transactional platform that enables organizations across the world to connect their applications into Points’ loyalty network. During the year, the Corporation continued to invest in the scalability and flexibility of the Loyalty Commerce Platform, including improvements to the Corporation’s marketing and merchandising capabilities for its core products. In addition, the Corporation advanced development efforts toward the Loyalty Wallet and Points Travel products, new loyalty commerce innovations which Management believes will increase the addressable market opportunity for the Corporation.

Importantly, Points was successful in commercializing these new products in 2015. Points announced new Loyalty Wallet partnerships in 2015 with Suretap, a leader in open mobile wallet technology, and the Royal Bank of Canada (“RBC”), the largest financial institution in Canada. The Corporation was also successful in bringing to market its first deployment of the Points Travel product with Miles & More, Europe’s leading frequent flyer and award program. Lastly, Points expanded the reach of its core retailing products in 2015 in the growing Asian loyalty market, announcing new partnerships with Hainan Airlines and Shangri-La Hotels.

Points’ strong balance sheet enabled the Corporation to continue to invest in growth opportunities while returning value to shareholders. In 2015, Points commenced a normal course issuer bid, consistent with the Corporation’s strategy to maintain balance sheet strength while generating shareholder value through a balanced capital allocation strategy.

2   Points International Ltd.

Our Global Reach

Transaction level access to the world's largest loyalty programs with
+500 million members

aeroplan | airBaltic.com | avios | Alaska Airlines Mileage Plan | Alfursan | AAdvantage | American Express Membership Rewards | Amtrak Guest Rewards | Asia Miles

audience Rewards | British Airways Executive Club | Club Carlson | Cathay Pacific | Chase | ChinaRewards | Choice Hotels | Delta SkyMiles | Esso Extra

Etihad Guest | Finnair Plus | Flying Blue | Frontier Airlines | Fuel Circle | Hainan Airlines | HawaiianMiles | Hilton HHonors | Hyatt Gold Passport

Iberia Plus | Icelandair | IHG Rewards Club | Jet Airways | TrueBlue JetBlue | LANPASS | La Quinta Returns | Marriott Rewards | Miles & More Lufthansa

MilleMiglia | RBC Royal Bank | SAS Scandinavian Airlines | Shangri-La Hotels and Resorts | Southwest Rapid Rewards | spg Starwood Preferred Guest | MileagePlus United | Turkish Airlines Miles&Smiles | Virgin Atlantic flyingclub

Virgin America elevate | Wyndham Rewards

2015 Annual Report 3

A Year in Review

2015 was a year of significant achievements for Points as it established new meaningful and strategic partner relationships.

MAY 21

Hainan Airlines
Points announces partnership with Hainan Airlines' Fortune Wings Club Loyalty Program to power the buy and exchange functionality.

AUG 5

Shangri-La
Points partners with Shangri-La's Golden Circle Program to enable members the ability to buy and gift their loyalty points.

SEP 8

Points Loyalty Wallet
Points introduces the redesigned Points.com site which acts as a central hub for users to manage 100+ loyalty programs.

SEP 10

Farmax/JetBlue
In partnership with JetBlue Airways, Points integrates Farmax Pharmacies and its loyalty card Provital, to the Points Loyalty Commerce Platform.

OCT 26

RBC Royal Bank
Points partners with RBC, who will leverage the Loyalty Wallet in their new mobile digital wallet offering.

NOV 2

Points Travel launch with Miles & More
Points launches private-branded hotel eCommerce platform with Miles & More, Europe's leading frequent flyer and award program.

NOV 3

Suretap
Suretap becomes first Canadian mobile wallet to offer full loyalty integration in its wallet app, powered by the Points Loyalty Commerce Platform.

DEC 17

Southwest Airlines
Southwest Airlines leverages the Loyalty Commerce Platform to offer members the ability to donate Rapid Rewards Points to charity.

4 Points International Ltd.

To Our Shareholders:

Points finished 2015 with record revenues of $296 million, an increase of 16% over 2014 and in-line with our guidance, despite absorbing the impacts of market consolidation in the airline industry.

In addition to delivering another record financial year, Points announced or launched nineteen products, four new loyalty program partnerships from around the world, and two new Loyalty Wallet distribution partnerships. This success continues to add value to our Loyalty Commerce Network.

During 2015 and entering 2016, this value was further solidified as Points signed contract renewals with a number of our larger principal partners, including Southwest’s Rapid Rewards and Air France-KLM’s Flying Blue. As a result, Points now has multi-year deals in place with key loyalty partners that represent over 75% of current revenue. In extending these relationships Points secured the cash flow and strategy to succeed in the long-term.

At the core of this strategy is Points’ Loyalty Commerce Platform, which 1) offers transaction-level access to multiple loyalty currencies and 2) powers innovative products and services that drive increased revenue and member engagement in loyalty programs. The platform delivers a broad range of products and solutions that generate more revenue, broaden redemption opportunities, and deepen member engagement as they transact with their valuable points and miles. Points is focusing our investment activities on building ever-increasing value into the platform and the wider network it powers.

Points continues to deploy successful new products into the market. Our ongoing investments are opening three robust opportunities in the short to mid term by:

1.	Increasing performance of our core Buy, Gift and Transfer activity where we will continue to grow current products in market and are aggressively working on advancing a robust new business pipeline;

2.

Accelerating development of Point Travel, built o¡ our successful 2014 PointsHound acquisition. We now have proof of product/market fit with three signed deals and believe Points Travel represents a significant market opportunity when compared to our core business; and

3.

Transforming our distributed loyalty network through third party developers and our Points Loyalty Wallet. As partner and consumer adoption evolves, we will accelerate the platform investment that drives transactional level access to hundreds of millions of consumers through our unrivaled Loyalty Commerce Platform

While 2016 will see continued investment in these significant long-term opportunities, we will also allocate capital to shorter-term shareholder value initiatives. The share buyback that was authorized in 2015 has been reinitiated by the board for 2016.

It should also be noted that we greatly appreciate the contribution of our employees. In 2015, we won awards for having one of “Canada’s Most Admired Corporate Cultures” and for being both one of the “Best Workplaces in Canada (#34)” and one of the “Best Workplaces in Canada for Women (#15)”. Being recognized for what we’ve always been most proud of – all the fantastic people who work here – was certainly one of the year’s highlights.

We would also like to thank our Board of Directors, business partners and Shareholders for the roles they have played in our continued success. ¥2016 will be another important milestone for Points where we will begin to see the results of our platform investments and set the stage for even more exciting growth in products, partners, transactions and user engagement.

2015 Annual Report    5

Management’s Discussion and Analysis

INTRODUCTION

The following management’s discussion and analysis (‘‘MD&A’’) of the performance and financial condition of Points International Ltd. and its subsidiaries (which are also referred to herein as “Points” or the “Corporation”) should be read in conjunction with the Corporation’s audited consolidated financial statements (including the notes thereto) for the years ended December 31, 2015 and 2014. Further information, including the Annual Information Form (“AIF”) and Form 40-F for the year ended December 31, 2015, may be accessed at www.sedar.com or www.sec.gov.

All financial data herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and all dollar amounts herein are in thousands of United States dollars unless otherwise specified. This MD&A is dated as of March 2, 2016 and was reviewed by the Audit Committee and approved by the Corporation’s Board of Directors.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of United States securities legislation and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, revenue, earnings, changes in costs and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only the Corporation’s expectations, estimates and projections regarding future events. Certain significant forward-looking statements included in this MD&A include statements regarding: revenue growth and guidance; the size of the Corporation’s pipeline opportunities; evolving the Corporation’s open platform strategy; improving data and transactional capabilities; expected gross margin dollars and percent; the Corporation’s ability to generate cash through normal course operations to fund capital expenditure needs and current operating and working capital requirements, including under current operating leases; and the financial obligations with respect to revenue guarantees.

Although the Corporation believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. In particular, the financial outlooks herein assume the Corporation will be able to maintain its existing contractual relationships and products, that such products continue to perform in a manner consistent with the Corporation’s past experience, that the Corporation will be able to generate new business from its pipeline at expected margins, in-market and newly launched products and services will perform in a manner consistent with the Corporation’s past experience and the Corporation will be able to contain costs. The Corporation’s ability to convert its pipeline of prospective partners and product launches is subject to significant risk and there can be no assurance that the Corporation will launch new partners or new products with existing partners as expected or planned nor can there be any assurance that the Corporation will be successful in maintaining its existing contractual relationships or maintaining existing products with existing partners. Other important assumptions, factors, risks and uncertainties are included in the press release announcing the Corporation’s fourth quarter and 2015 financial results, and those described in Points’ other filings with applicable securities regulators, including Points’ AIF, Form 40-F, annual and interim management’s discussion and analysis, and annual and interim consolidated financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, the Corporation does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

USE OF NON-GAAP MEASURES

The Corporation’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). Management uses certain non-GAAP measures, which are defined in the appropriate sections in the body of this MD&A, to better assess the Corporation’s underlying performance. These measures are reviewed regularly by management and the Corporation’s Board in assessing the Corporation’s performance and making decisions about ongoing operations. These measures are also used by investors as an indicator of the Corporation’s operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income.

6    Points International Ltd.

Management’s Discussion and Analysis

BUSINESS OVERVIEW

Points International Ltd.

Points International Ltd. is a global provider of leading eCommerce solutions for the loyalty rewards industry. The Corporation’s products and services help the world’s leading loyalty programs enhance loyalty member engagement and participation and leverage their online presence in innovative ways. The Corporation delivers eCommerce solutions to loyalty programs on both a privately branded and Points’ branded basis. In addition, the Corporation operates the Points Loyalty Wallet, where millions of members manage their loyalty memberships, learn about new promotions, and exchange points and miles between programs.

Loyalty Programs generate substantial economic benefits for their parent companies and are increasingly seen as strategic marketing and business assets. Points provides products and services which enhance these loyalty programs and the member engagement which is so critical to the success of the program. Points does not directly compete with loyalty rewards programs and as such operates as a business partner of the loyalty program. Consequently, Points products and services are available to numerous loyalty partners simultaneously to enhance their programs through the Loyalty Commerce Platform (“LCP”), which is the backbone of the Points product and service offerings. The LCP has been designed as an Application Program Interface (“API”)-driven transactional platform that provides internal and external product developers easier access to the direct integrations into the Corporation’s technological infrastructure. This approach facilitates loyalty commerce transactions and encourages incremental participation resulting in greater value to a loyalty program partner and their membership base. The LCP offers a consistent interface for developers that is self-serve capable, providing broad access to loyalty transaction capabilities based on the Corporation’s direct integrations with its loyalty program partners. The LCP supports not only the Corporation’s core Buy, Gift and Transfer (“BGT”) products, but also additional loyalty products offered by Points directly or by third party product providers. Additionally, the LCP facilitates the broad distribution of loyalty currencies and loyalty commerce transactions through multiple channels via the newly developed Points Loyalty Wallet.

The Corporation’s business relationships with its Loyalty Partners enables the products and services offered by Points to be exposed to the vast memberships of these loyalty programs. Access to these growing loyalty membership databases provides growth opportunities for the Corporation by increasing the overall level of member engagement with the Corporations’ products in a very cost effective manner. In addition, offering new and innovative products to expand the suite of product offerings on the LCP to existing and new loyalty programs presents an additional growth opportunity for the Corporation. Securing additional Loyalty Partners to utilize our LCP and products and services provides a further growth opportunity for Points. With direct integrations into more than 50 of the worlds’ leading loyalty programs and access to over 500 million loyalty members, the LCP uniquely positions the Corporation to connect third parties channels with highly engaged loyalty program members and the broader loyalty market.

The Corporation’s eCommerce solutions are utilized by over 50 of the world’s leading loyalty programs, including:

  United Airlines MileagePlus
  Southwest Airlines Rapid Rewards
  British Airways Executive Club
  Virgin Atlantic Flying Club
  AF-KLM Flying Blue
  Starwood Preferred Guest
  Hyatt Gold Passport
  American Airlines AAdvantage
  InterContinental Hotels Group
  Scandinavian Airlines EuroBonus
  Hilton HHonors
  Alaska Airlines Mileage Plan
  Saudi Arabian Airlines Alfursan
  Delta Air Lines SkyMiles
  American Express Membership Rewards
  Lanpass

In 2015, Points eCommerce solutions delivered approximately $400 million annually in incremental revenue for Points’ loyalty program partners. The Corporation’s headquarters are located in Toronto, Canada and its shares are dually listed on the Toronto Stock Exchange (TSX: PTS) and on the NASDAQ Capital Market (NASDAQ: PCOM).

The Corporation’s revenue is primarily generated by transacting points and miles online. Revenue is principally derived from the sale or transfer of loyalty currencies directly to loyalty program members. The Corporation categorizes its revenue in three ways: principal revenue, other partner revenue and interest income.

Principal Revenue:
Principal revenue includes all principal revenue derived from reseller sales, technology design, development and maintenance revenue, and hosting fees. Under a reseller arrangement, the Corporation takes on a principal role whereby it purchases points and miles from loyalty program partners at wholesale rates and resells them directly to consumers. The Corporation has a substantial level of responsibility with respect to operations, marketing, pricing and commercial transaction support. In addition, the Corporation may assume additional responsibility when assuming a principal role, such as credit and/or inventory risk.

Other Partner Revenue:
Other partner revenue includes transactional revenue that is realized when the Corporation assumes an agency role in the retailing and wholesaling of loyalty currency for loyalty program partners and other revenue received from partners which is not transactional in nature.

2015 Annual Report    7

Management’s Discussion and Analysis

Interest Income:
Lastly, as part of its operating economics, the Corporation also earns interest income on the cash flows generated by its products and services.

The Loyalty Market

Year-over-year, loyalty programs continue to generate a significant source of ancillary revenue and cash flows for program operators. According to the Colloquy group, a leading consulting and research firm focused on the loyalty industry, the number of loyalty memberships in the U.S. increased from 2.6 billion in 2012 to 3.3 billion in 2014, representing an increase of 27%. In addition, the average U.S. household belonged to 29 loyalty programs as of 2014, versus 22 loyalty programs in 2012 (source: 2015 Colloquy Loyalty Census, February 2015). As the number of loyalty memberships continues to increase, the level of diversification in the loyalty landscape is evolving. While the airline, specialty retail, and financial services industries continue to be dominant in loyalty programs in the U.S., smaller verticals, including the restaurant and drug store industries are beginning to see larger growth in their membership base. Further, newer loyalty concepts, such as large eCommerce programs, daily deals, and online travel agencies, are becoming more prevalent. As a result of this changing landscape, loyalty programs must continue to provide innovative value propositions in order to drive activity in their programs.

In light of this environment, the Corporation continues to advance the functionality of its LCP which provides external product developers easy access to the direct integrations with the Corporation’s loyalty program members. The loyalty commerce platform provides a medium to more easily facilitate transactions and provide greater value to a program’s membership base. The Corporation continues to focus on innovation and be highly engaged in a quickly developing loyalty industry. As the Corporation continues to advance the platform’s capabilities, Management believes the addressable market opportunity for the Corporation will continue to increase.

OPERATING HIGHLIGHTS AND DEVELOPMENTS

Financial Growth

During 2015, the Corporation continued to generate strong growth across key financial metrics while absorbing the impact of airline industry consolidation. Points generated record revenues of $296,376 in 2015, an increase of 16% over 2014. The addition of new principal partnerships over the past twelve months combined with strong organic growth from existing partners, more than offset the impact of the departure of the American Airlines and US Airways BGT products at the beginning of 2015. Most notably, 2015 represented the first full year of operating Points’ long-term principal partnership with United Airlines’ Mileage Plus program, which launched in late 2014.

From a profitability perspective, the Corporation generated net income of $5,165 in 2015, an increase of 10% over 2014. Further, the Corporation delivered record Adjusted EBITDA (please refer to ‘Adjusted EBITDA’ on page 12 for definition) of $11,054 in 2015, an increase of 22% over 2014. The Corporation takes a balanced approach to managing the business, based not only on short term profitability targets but also with a view to investing against significant market opportunities. Adjusted EBITDA in 2015 reflected this balanced approach, with gross margin dollars from core retailing products continuing to grow in 2015 while increasing investments were made to advance the scale and functionality of the Corporation’s LCP. During the year, 66% of incremental gross margin generated in 2015 contributed to increased Adjusted EBITDA.

The Loyalty Commerce Platform – Expanding Points’ Addressable Market Opportunities Through Investment

The Corporation’s business and the loyalty market continued to evolve in 2015. As part of this evolution, Points continued to expand the LCP for loyalty programs and third party developers. Management continues to see an increasing number of ways in which loyalty programs, third parties, and merchants are starting to leverage the functionality of the LCP, introducing a broader range of revenue opportunities for the Corporation.

Leveraging these platform advancements, the Corporation announced its Loyalty Wallet offering in 2015. The Loyalty Wallet is a distributable set of platform capabilities, accessible via APIs that allow loyalty programs, merchants, and third parties to embed balance tracking and loyalty commerce transactions into their product offerings. The distributable functionality of the Loyalty Wallet enables the Corporation to broadly distribute loyalty currencies and loyalty commerce transactions through multiple distribution channels. Management believes these third party distribution channels will significantly increase the market opportunity for the Corporation, by engaging loyalty program members in their preferred channel with personalized loyalty transactions. The Corporation is uniquely positioned to connect third party channels with highly engaged loyalty program members and the broader loyalty market.

As the Corporation has continued to advance the capabilities of the LCP, so too has the pace of product innovation on the platform. Leveraging the online travel assets acquired in the 2014 acquisition of Accruity Inc., and its San Francisco based hotel booking service PointsHound, the Corporation completed the first stage of its private-branded hotel eCommerce platform in 2015, branded “Points Travel.” The Points Travel product connects online hotel bookings with loyalty, quickly integrating into a loyalty programs’ web and mobile properties to create a unique travel eCommerce offering that is program-branded and leverages the transactional capabilities of the loyalty commerce platform. This new innovation represents a distinct product offering to the world’s loyalty programs, further increasing the addressable market opportunity to the Corporation by connecting loyalty with the online travel vertical.

8    Points International Ltd.

Management’s Discussion and Analysis

Lastly, investments against the LCP in 2015 were focused on enhancing the functionality and efficiency of the Corporation’s core BGT retailing products. Development efforts were focused on expanding marketing and merchandising capabilities, including responsive design, personalized offers, and mid and back office efficiencies. The initial roll out of these new capabilities with existing BGT partners began in 2015, and the Corporation expects to advance this migration in 2016. Management anticipates measureable improvements across these core products, including increased transactions and conversions.

Management will continue to invest against the advancement of the LCP to position the Corporation to better facilitate the growth and innovation of the broader loyalty industry and capture what management views as a significant market opportunity. In addition, these investments will enable the corporation to add scale to the business, which it believes will lead to stronger operating leverage in the future.

New Partnerships & Products

The Corporation was successful in growing the breadth and depth of its loyalty network in 2015, with new partner signings across both its core retailing products and newer product innovations such as the Loyalty Wallet and Points Travel.

In support of its loyalty wallet efforts, the Corporation launched a redesigned Points. com in the third quarter of 2015, now branded the “Points Loyalty Wallet,” which features a responsive design for mobile devices and a new user interface that is designed to increase user engagement within the wallet. More importantly, the Corporation announced new Loyalty Wallet partnerships with Suretap, a leader in open mobile wallet technology with support from Canada’s major wireless carriers, and the Royal Bank of Canada (“RBC”), the largest financial institution in Canada. Through these new distribution partnerships, the loyalty commerce platform will power a loyalty section for these respective wallets, where users will be able to store loyalty information from more than 100 loyalty reward currencies, making it easier to earn and use loyalty currencies. Once loyalty card information is integrated, consumers in these wallets may be able to scan or tap their phone at the point of sale to make a purchase, redeem a coupon, and collect loyalty points. Expected to be in market in 2016, these new loyalty wallet partnerships, are a first step in the LCP facilitating the broad distribution of loyalty currencies and loyalty commerce transactions by engaging program members in the channels they use with relevant transactions.

Building on the Corporation’s Points Travel development efforts, the Corporation announced a new partnership with Miles & More GmbH in 2015, Europe’s largest loyalty program and the frequent flyer currency for Lufthansa and nine other European airlines. Miles & More members will now have the ability to earn miles at over 100,000 hotels globally through the Points Travel product. In addition, just after the fourth quarter of 2015, the Corporation announced and launched a new Points Travel partnership with La Quinta Inns & Suites. The new product offering enables La Quinta Returns members the ability to redeem their account balances for online bookings at thousands of luxury hotels and resorts. Redemptions can be made using loyalty currency or a combination of loyalty currency and cash.

In addition, the Corporation continued to increase the reach of its core retailing products in 2015, expanding its footprint in the growing Asian loyalty market. The Corporation announced and launched a new commission partnership with Hainan Airlines, the fourth largest airline in terms of fleet size in the People’s Republic of China. Points now powers the buy, gift and exchange products for international members of the Hainan’s Fortune Wings Club loyalty program. Additionally, the Corporation signed a new principal partnership with Shangri-La Hotels, a premier hotel network that operates 92 hotels across North America, Europe, Australia, China, and the Middle East. The new partnership with Shangri-La’s Golden Circle loyalty program will enable loyalty program members the ability to buy and gift their loyalty points.

Lastly, the Corporation continued to connect loyalty programs with new merchants, offering third parties the opportunity to participate and transact through the loyalty commerce platform. In the third quarter of 2015, the Corporation, in partnership with JetBlue Airways, integrated Farmax, the leading pharmacy chain in the Dominican Republic, and its loyalty card Provital, to the Points Loyalty Commerce Platform. This integration allows Farmax customers to now earn TrueBlue points through their daily purchases at Farmax retail locations and affiliated establishments.

Capital Allocation

Points’ strong balance sheet enabled the Corporation to continue to invest in the business while returning value to shareholders. As part of its commitment to create shareholder value, the Corporation completed the repurchase and cancellation of 439,094 of its common shares as part of its Normal Course Issuer Bid during the year. These purchases were made in accordance with applicable securities laws and stock exchange rules of the United States and Canada. The Corporation will continue to purchase it shares under an NCIB with a similar program in 2016.

2015 Annual Report    9

Management’s Discussion and Analysis

2015 KEY FINANCIAL MEASURES

Highlights of operating results for year ended December 31, 2015 include:

•	Record revenues of $296,376, an increase of $41,387 or 16% over the prior year;
•	Gross margin of $42,666, an increase of $3,010 or 8% over the prior year (please refer to ‘Revenue, Direct Costs and Gross Margin’ on page 10 for definition and explanation);
•	Net income of $5,165, an increase of $481, or 10% over the prior year;
•	Adjusted EBITDA of $11,054, higher by $1,999 or 22% from the prior year (please refer to ‘Adjusted EBITDA’ on page 12 for definition and explanation); and
•	As at December 31, 2015, the Corporation had cash and cash equivalents of $51,364, no debt and $13.5 million available through its credit facilities with its principal bank.

SELECTED FINANCIAL INFORMATION

The following information is provided to give a context for the broader comments elsewhere in this report.

(In thousands of US dollars,
except share and per share amounts)
	2015	2014	2013
Revenue	$296,376	$254,989	$202,370
Gross margin[1]	42,666	39,656	33,104
Ongoing operating costs	31,612	30,601	25,670
Adjusted EBITDA[2]	11,054	9,055	7,434
Operating income[3]	7,639	6,767	4,272
Net income	$5,165	$4,684	$3,606
Earnings per share
Basic	$0.33	$0.30	$0.24
Diluted	$0.33	$0.30	$0.23
Weighted average shares
outstanding
Basic	15,547,595	15,402,258	15,241,989
Diluted	15,601,170	15,627,059	15,531,144
Total assets	$99,928	$85,061	$95,012
Total liabilities	$57,733	$43,844	$62,465
Shareholders’ equity	$42,195	$41,217	$32,547

[1]	Gross margin is a non-GAAP financial measure. Refer to page 10 for definition and explanation.
[2]	Adjusted EBITDA is a non-GAAP financial measure. Refer to page 12 for definition and explanation.
[3]

Operating income is an additional GAAP measure presented in the financial statements, and is defined as Net income before Interest and other income and Income tax expense. Management presents this additional GAAP measure to provide comparability of the Corporation’s operating income before the impact of interest and taxes.

RESULTS OF OPERATIONS REVENUE, DIRECT COSTS AND GROSS MARGIN

Gross margin, defined by management as total revenue less direct cost of principal revenue, is a non-GAAP financial measure which does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other issuers. Gross margin is viewed by management to be an integral measure of financial performance as it represents an internal measure of ongoing growth and the amount of revenues retained by the Corporation that are available to fund ongoing operating expenses, including incremental spending that is in line with the long term investment strategy of the Corporation. In general, the Corporation seeks to maximize the gross margin generated from each loyalty partner relationship.

Direct cost of principal revenue consists of variable direct costs incurred for principal revenues earned under the reseller model, which include the wholesale cost of loyalty currency paid to partners for the purchase and resale of such currency, and credit card processing fees.

(In thousands of US dollars)
	2015	2014	Variance
Principal revenue	$283,409	$244,686	$38,723
Other partner revenue	12,871	10,211	2,660
Interest revenue	96	92	4
Total Revenue	$296,376	$254,989	$41,387
Direct cost of principal revenue	253,710	215,333	38,377
Gross margin[1]	$42,666	$39,656	$3,010
Gross margin %[2]	14%	16%	(2%	)

[1]	Gross margin is a non-GAAP financial measure and is defined as Total revenue less Direct cost of principal revenue.
[2]	Gross margin % is a non-GAAP financial measure and is defined as Gross margin as a percentage of Total revenue.

10    Points International Ltd.

Management’s Discussion and Analysis

The Corporation generated record revenue of $296,376 for the year ended December 31, 2015, an increase of $41,387 or 16% over 2014. The increase in revenues over the prior year is primarily attributable to the full year results from 2014 BGT product launches with Hilton HHonors in June 2014 and BGT and Reinstate products with United Airlines MileagePlus in December 2014. Additionally, the Corporation’s strong promotional activities resulted in an approximate 9% organic growth in existing partners over the prior year. These increases were partially offset by the departure of American Airlines and US Airways BGT products at the beginning of 2015. With the EURO weakening approximately 17% against the US dollar on a year over year basis, revenues were adversely impacted by $4,715 net of related foreign exchange hedges in 2015.

Principal revenue for 2015 was $283,409, an increase of $38,723 or 16% over 2014. The increase in principal revenues from Hilton HHonor’s BGT product and United Airlines’ BGT and Reinstate products, as well as organic growth from existing principal partnerships, more than offset the decrease in principal revenue from the departure of the US Airways BGT product. Changes in the Corporation’s principal revenues are driven by many factors that include the timing of promotions that are sent by the Corporation to the loyalty programs’ membership base, growth in a partner’s membership base, and the effectiveness of other marketing campaigns and channels, including retail price changes of loyalty currencies initiated by the Corporation to generate incremental revenues.

Other partner revenue for 2015 was $12,871, higher by $2,660, or 26%, from 2014. The year-over-year increase was largely due to the changes in the US Airways BGT arrangement whereby revenues were recorded as other partner revenue in the first quarter of 2015, new products launched during the year, and growth from existing commission partnerships.

Gross margin for 2015 was $42,666, an increase of $3,010, or 8%, from the prior year. The increase in gross margin dollars was largely driven by the annualized impact from principal partnerships launched by the Corporation in 2014, as well as organic growth from the Corporation’s existing partnership base, partially offset by the departure of the US Airways BGT product. Gross margin percentage decreased from 16% in 2014 to 14% in 2015. The decrease was primarily due to specific promotional offers put into market with the Corporation’s larger principal partners in the second half of the year, which generated increased transaction volumes and member engagement, but at a lower overall gross margin percentage. The gross margin percentage was also impacted by the relative mix of revenues generated from principal partnerships and other partner revenues.

ONGOING OPERATING COSTS

(In thousands of US dollars)
	2015	2014	Variance
Employment costs	$22,699	$22,529	$170
Marketing and communications	1,704	1,379	325
Technology services	1,343	1,083	260
Operating expenses	5,866	5,610	256
Total ongoing operating costs	$31,612	$30,601	$1,011

Ongoing operating costs are predominantly cash based expenditures and include employment costs, marketing and communications expenditures, technology services costs and operating expenses. Ongoing operating costs are predominantly incurred in Canadian dollars, exposing the Corporation to foreign exchange risk. To mitigate this exposure, management enters into foreign exchange forward contracts for the majority of its predictable Canadian dollar expenditures on a rolling 12-month basis to mitigate the impact of foreign exchange volatility.

Ongoing operating costs for 2015 were $31,612, an increase of $1,011, or 3%, from 2014. The increase in ongoing operating costs over the prior year was primarily attributable to increased headcount, marketing and technology services costs, largely offset by foreign exchange benefits as the Canadian dollar weakened against the US dollar during the year.

Employment Costs

Employment costs, including salaries and bonuses, employee share-based compensation expenses, contract labour charges, recruiting, benefits and other related taxes, are predominantly incurred in Canadian dollars. Employment costs of $22,699 in 2015 were relatively flat with 2014, increasing $170, or 1%, from 2014.

The Corporation added a number of new technology, product, and marketing driven resources to the business in 2015. Average full time equivalents (“FTEs”) increased from 167 in 2014 to 193 in 2015. FTEs in 2015 included contract and short term roles of 16.

The incremental payroll costs associated with increased resourcing levels in 2015 were largely offset by foreign exchange savings due to the continued weakness of the Canadian dollar in 2015.

2015 Annual Report    11

Management’s Discussion and Analysis

New resource additions in 2015 were made to the Corporation’s San Francisco office, which was acquired in the Corporation’s acquisition of Accruity Inc. in April of 2014, and select hires in the Toronto head office. Personnel in the San Francisco office were predominantly technology and product based and focused on expanding the Corporation’s Loyalty Wallet and Points Travel innovations.

Marketing and Communications

Marketing and communications expenditures consist of loyalty program marketing initiatives, placements on contracted loyalty program websites, public relations costs, and other online marketing and promotional activities. Marketing and communications costs for 2015 were $1,704, increasing $325 or 24% from 2014. The increase from the prior year was due to increased partner engagement activities and publicity efforts held throughout the course of 2015, including the Corporation hosting a loyalty partner conference and also higher advertising costs.

Technology Services

Technology services include online hosting and managed services, equipment rental and software license fees. Technology service costs for 2015 were $1,343, increasing $260 or 24% from 2014. The increase from the prior year was the result of higher software license fees and data security costs.

Operating Expenses

Operating expenses include office overhead, travel expenses, professional fees and other costs associated with operations. Operating expenses for 2015 were $5,866, an increase of $256, or 5% from 2014. The increase from the prior year period was mainly attributable to higher operating costs associated with the acquisition of Crew Marketing in December 2014. Operating costs are expected to increase slightly in 2016.

ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION, AMORTIZATION, AND FOREIGN EXCHANGE (“Adjusted EBITDA”)

Adjusted EBITDA is a non-GAAP financial measure, which is defined as earnings before interest, taxes, depreciation, amortization, and foreign exchange. Management excludes these items because they affect the comparability of the Corporation’s financial results and could potentially distort the analysis of trends in business performance.

Management believes that Adjusted EBITDA is an important indicator of the Corporation’s ability to generate liquidity through operating cash flow to fund future working capital needs and fund future capital expenditures and uses the metric for this purpose. Adjusted EBITDA is also used by investors and analysts for the purpose of valuing an issuer. The presentation of Adjusted EBITDA is to provide additional useful information to investors and analysts and the measure does not have any standardized meaning under IFRS. Adjusted EBITDA should therefore not be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate Adjusted EBITDA differently.

Reconciliation of Net Income to Adjusted EBITDA

(In thousands of US dollars)
	2015	2014	Variance
Net income	$5,165	$4,684	$481
Interest and other income	–	(5)	5
Income tax expense	2,474	2,088	386
Depreciation and amortization	3,546	2,150	1,396
Foreign exchange loss (gain)	(131)	138	(269)
Adjusted EBITDA[1]	$11,054	$9,055	$1,999
Gross Margin[2]	$42,666	$39,656	$3,010
Adjusted EBITDA[1] as a % of Gross Margin[2]	26%	23%	3%

[1]	Adjusted EBITDA is a non-GAAP financial measure. See above for definition and explanation.
[2]	Gross margin is a non-GAAP financial measure and is defined as Total revenue less direct cost of principal revenue. Refer to page 10 for definition and explanation.

For the year ended December 31, 2015, the Corporation’s Adjusted EBITDA was $11,054, an increase of $1,999 or 22% from 2014. The increase in Adjusted EBITDA was largely the result of increased gross margin in 2015 outpacing the growth in operating expenses. In 2015, 66% of incremental gross margin contributed to Adjusted EBITDA.

Additionally, in line with management’s view that gross margin is an integral measure of financial performance, Adjusted EBITDA as a percentage of gross margin is viewed by Management as a key internal measure of operating efficiency. This measure demonstrates the Corporation’s ability to generate profitability after it has funded ongoing operating costs and made investments in key strategic areas.

12    Points International Ltd.

Management’s Discussion and Analysis

For the year ended December 31, 2015, Adjusted EBITDA as a percentage of gross margin was 26%, an increase of 3% over the prior year period. The increase was primarily attributed to higher gross margin dollars earned in 2015 from new products and partnerships exceeding incremental ongoing operating costs.

DEPRECIATION, AMORTIZATION, INCOME TAX, INTEREST AND OTHER EXPENSES

(In thousands of US dollars)
	2015	2014	Variance
Depreciation and amortization	$3,546	$2,150	$1,396
Foreign exchange loss (gain)	(131)	138	(269)
Interest and other income	–	(5)	5
Income tax expense	2,474	2,088	386
Total	$5,889	$4,371	$1,518

Depreciation and Amortization Expense

Depreciation and amortization expense in 2015 increased $1,396, or 65%, from 2014. The increase in expense from the prior year is due to the amortization of the additional intangible assets acquired from Crew marketing in December 2014. Amortization expense is expected to increase to approximately $4,000 in 2016, which would reflect amortization on additional intangible assets developed by the Corporation.

Foreign Exchange (“FX”) Gain / Loss

US / Canadian FX Rates	2015	2014	2013
Period Start	0.8599	0.9351	1.0080
Period End	0.7209	0.8599	0.9351
Period Average	0.7837	0.9059	0.9716

US / EURO FX Rates	2015	2014	2013
Period Start	1.2155	1.3768	1.2967
Period End	1.0906	1.2155	1.3768
Period Average	1.1105	1.3292	1.3283

The Corporation is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the US dollar. Foreign exchange gains and losses arise from the translation of the Corporation’s balance sheet, revenues, and expenses. The Corporation holds balances in foreign currencies (e.g. non-US dollar denominated cash, accounts payables and accrued liabilities) that give rise to exposure to foreign exchange risk. At period end, non-US dollar monetary balance sheet accounts are translated in accordance with the period-end FX rate. To the extent that the foreign denominated monetary assets and liabilities are not equal, the net effect after translating the balance sheet accounts is recorded in the consolidated statement of comprehensive income for the period. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

The majority of the Corporation’s revenues in 2015 were transacted in US dollars and EUROs. The direct cost of principal revenue is denominated in the same currency as the revenue earned, minimizing the FX exposure related to the EURO and British Pound. Ongoing operating costs are predominantly incurred in Canadian dollars, exposing the Corporation to foreign exchange risk.

As part of the risk management strategy of the Corporation, management enters into foreign exchange forward contracts extending out to as much as one year to reduce the foreign exchange risk with respect to the Canadian dollar and EURO. These contracts have been designated as cash flow hedges. The Corporation does not use derivative instruments for speculative purposes.

For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income and is subsequently recognized in income when the hedged exposure affects income. Any ineffective portion of the derivative’s gain or loss is recognized in net income. For the year ended December 31, 2015, the Corporation reclassified a loss of $1,050, net of tax, from other comprehensive loss into net income. The cash flow hedges were effective for accounting purposes at December 31, 2015. Realized losses from the Corporation’s hedging activities, in 2015, were driven by the appreciation of the U.S. dollar against the Canadian dollar.

For the year ended December 31, 2015, the Corporation recorded a foreign exchange gain of $131 compared with a foreign exchange loss of $138 in 2014.

2015 Annual Report    13

Management’s Discussion and Analysis

Income Tax Expense

The Corporation is subject to tax in multiple jurisdictions and assesses its taxable income to ensure eligible tax deductions are fully utilized. The Corporation recorded an income tax expense of $2,474 in 2015 compared to an income tax expense of $2,088 in 2014. This expense largely relates to the reduction of the deferred tax asset, as the Corporation generated higher taxable income in 2015 compared to 2014.

NET INCOME AND EARNINGS PER SHARE

(In thousands of US dollars, except per share amounts)

	2015	2014	Variance
Net Income	$5,165	$4,684	$481
Earnings per share
Basic	$0.33	$0.30	$0.03
Diluted	$0.33	$0.30	$0.03

The Corporation reported net income of $5,165 for the year ended December 31, 2015 compared with net income of $4,684 for the year ended December 31, 2014. The increase from the prior year was driven by higher gross margin dollars earned for the full year from principal partnerships launched during 2014. The higher margin dollars were partially offset by higher operating expenses resulting from more FTE’s compared to the prior period, and increased marketing and communications costs as a result of the Corporation’s stronger advertising and public relations effort.

The Corporation’s basic earnings per share is calculated on the basis of the weighted average number of outstanding common shares for the period, which amounted to 15,547,595 common shares for the year ended December 31, 2015, compared with 15,402,258 common shares for the year ended December 31, 2014. The Corporation reported basic and diluted earnings per share of $0.33 for the year ended December 31, 2015 compared with basic and diluted earnings per share of $0.30 for the year ended December 31, 2014.

BALANCE SHEET VARIANCES

Consolidated Balance Sheet Data as at
(In thousands of US dollars)
	December 31,	December 31,
	2015	2014
Cash and cash equivalents	$51,364	$36,868
Restricted cash	1,000	1,573
Funds receivable from payment processors	6,588	6,691
Accounts receivable	2,988	2,305
Prepaid expenses and other assets	1,256	1,134
Total current assets	$63,196	$48,571
Property and equipment	1,466	1,856
Intangible assets	18,616	18,320
Goodwill	7,130	7,130
Deferred tax assets	1,755	3,492
Long-term investment	5,000	5,000
Other assets	2,765	692
Total non-current assets	$36,732	$36,490

Accounts payable and accrued liabilities	$5,808	$6,260
Payable to loyalty program partners	49,526	36,030
Current portion of other liabilities	1,852	1,285
Total current liabilities	$57,186	$43,575
Total non-current liabilities	$547	$269
Total shareholders’ equity	$42,195	$41,217

Cash and cash equivalents

The Corporation’s cash and cash equivalent balance fluctuates to a large degree with movements in its principal revenue volume. As the processor of record in these transactions, the timing of activity around a reporting period will affect this line item as well as the ‘Payable to loyalty program partners’ line item in the consolidated financial statements. The increase from prior year is primarily attributable to the business acquisitions and long term investments made during 2014, as well as increased gross margin dollars in 2015, slightly offset by the use of cash in the Corporation’s normal course issuer bid which began in early 2015.

14    Points International Ltd.

Management’s Discussion and Analysis

Other asset

The Corporation’s other assets balance increased $2,073 and was primarily driven by an increase in loyalty reward currencies related to the Corporation’s revenue guarantees to certain loyalty program partners.

Deferred tax asset

The Corporation’s deferred tax asset balance decreased $1,737, which was primarily attributable to the Corporation generating taxable income in 2015.

Payable to loyalty program partners

The Corporation’s balance payable to loyalty program partners increased $13,496, which is attributable to the level of transactional activity with loyalty program members, and the timing of payments made to loyalty partners. The increase was also partially the result of the Corporation’s revenue guarantees to certain loyalty program partners. The Corporation may have up to approximately sixty days to pay loyalty partners based on its settlement cycle with loyalty partners.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Balance Sheet Data as at
(In thousands of US dollars)
	December 31,	December 31,
	2015	2014
Cash and cash equivalents	$51,364	$36,868
Restricted cash	1,000	1,573
Funds receivable from payment processors	6,588	6,691
Total funds available	58,952	45,132
Payable to loyalty program partners	49,526	36,030
NET OPERATING CASH[1]	$9,426	$9,102
Total current assets	$63,196	$48,571
Total current liabilities	57,186	43,575
WORKING CAPITAL	$6,010	$4,996

[1]

Management defines “Net Operating Cash” as ‘Total Funds Available’ (Cash and cash equivalents, Restricted cash, and Funds receivable from payment processors) less amounts Payable to loyalty program partners. Management believes that this non-GAAP financial measure provides a useful measure of the Corporation’s liquidity. Other companies may include other items in their definition of ‘Net Operating Cash’. Therefore it is unlikely to be comparable to similar measures presented by other companies.

The Corporation’s financial strength is reflected in its balance sheet. As at December 31, 2015, the Corporation continues to remain debt-free with $9,426 of net operating cash (December 31, 2014 – $9,102). Net operating cash increased $324 from December 31, 2014, and this was primarily attributed to Adjusted EBITDA of $11,054 generated in the year, largely offset by cash used for NCIB share repurchases in the amount of $4,567, share purchased and held in trust to fund the Corporation’s stock unit plan in the amount of $1,215, additions to capital and intangible assets in the amount of $3,452, and changes in other working capital balances.

The Corporation’s working capital (defined as current assets minus current liabilities) was $6,010 at December 31, 2015 compared to working capital of $4,996 as at December 31, 2014. Working capital increased mainly due to Adjusted EBITDA generated during the year, partially offset by investing and financing activities during the year. Management believes the Corporation is able to generate sufficient cash through normal course operations to fund anticipated capital expenditure needs and current operating and working capital requirements, including the payment of amounts due under current operating leases.

On July 2, 2015, the Corporation entered into a bank credit facility agreement with Royal Bank of Canada, in which three credit facilities will be available. The first facility is a revolving term facility in the amount of $6,000 and available until July 2, 2016. The second facility is a term loan facility of $7,500 to be used solely for the purposes of financing the cash consideration relating to acquisitions made by the Corporation, and available until July 2, 2016. The third facility is a term loan facility of $7,000 to be used solely for the purposes of repurchasing the Corporation’s common shares, and available until March 8, 2016. The aggregate borrowings under both the second and third facilities may not exceed $7,500. There have been no borrowings to date under these facilities.

Sources and Uses of Cash

(In thousands of US dollars)
	2015	2014	Variance
Operating activities	$21,932	$(7,619)	$29,551
Investing activities	(2,922)	(20,159)	17,237
Financing activities	(5,505)	(614)	(4,891)
Effects of exchange rates	991	1,072	(81)
Change in cash and cash equivalents	$14,496	$(27,320)	$41,816

2015 Annual Report    15

Management’s Discussion and Analysis

Operating Activities

Cash flows from operating activities are primarily generated from funds collected from miles and points transacted from the various products and services offered by the Corporation and are reduced by cash payments to loyalty partners and payment of operating expenses. Cash flows from operating activities can fluctuate depending on the timing of promotional activity and partner payments. In 2015, the Corporation experienced an increase in cash inflows primarily due to the timing of payments to loyalty partners and receipts of funds from payment processors.

Investing Activities

Cash used in investing activities decreased in 2015 largely due the acquisition of Accruity Inc. in April 2014 and Crew Marketing in December 2014, as well as the final tranche payment in China Rewards in the second quarter of 2014. During 2015, the Corporation’s investing activities were primarily focused towards the internal development of intangible assets such as the Loyalty Wallet and Points Travel products.

Financing Activities

Cash flows used in financing activities for the year ended December 31, 2015, related to the NCIB share repurchases and share purchased and held in trust to fund the Corporation’s employee share unit plan, slightly offset by issuance of capital stock from the exercise of employee stock options.

Contractual Obligations and Commitments

	Total	Year 1[3]	Year 2	Year 3	Year 4	Year 5+
Operating leases[1]	$8,087	$863	$1,443	$1,306	$1,238	$3,237
Principal revenue[2]	670,163	169,344	194,168	170,751	135,900	–
	$678,250	$170,207	$195,611	$172,057	$137,138	$3,237

[1]	The Corporation is obligated under various non-cancellable operating leases for premises and equipment and service agreements for web hosting services.
[2]

For certain loyalty partners, the Corporation guarantees a minimum level purchase of points/miles, for each contract year, over the duration of the contract term between the Corporation and Loyalty Partner. Management evaluates each guarantee at each interim reporting date and at the end of each contract year, to determine if the guarantee will be met for that respective contract year.

[3]	The guarantees and commitments schedule is prepared on a rolling 12-month basis.

Operating lease and principal revenue obligations will continue to be funded through working capital. The Corporation has made contractual commitments on the minimum value of transactions processed over the term of its agreements with certain loyalty program operators. Under this type of guarantee, in the event that the sale of miles/ points are less than the guaranteed amounts, the Corporation would be obligated to purchase mileage from the loyalty program partner equal to the value of the revenue commitment shortfall. The Corporation has recorded approximately $2,936 on the consolidated balance sheet representing mileage reward currencies acquired as part of prepaid and other assets.

Transactions with Related Parties

Certain members of the Board of Directors, or their related parties, hold positions in other companies that result in them having control or significant influence over those companies. Certain of these companies transacted with the Corporation during the year. The terms and conditions of these transactions are consistent with those conducted with third parties at arm’s length. The amounts owing are unsecured, interest-free and due for payment under normal payment terms from the date of the transaction.

The Corporation recognized the value and outstanding balances related to these transactions as follows:

(In thousands of Canadian dollars)

	Transaction values for the year		Balance outstanding as at
	ended December 31		December 31
	2015	2014	2015	2014
Marketing expenses	$89	$137	$8	$–

The Corporation has an investment in China Rewards which allows it to elect one member of the Board of Directors. As at December 31, 2015, the Corporation had a receivable of $93 from China Rewards. The transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The Corporation has earned commission revenue of $14 on the aforementioned transactions.

16    Points International Ltd.

Management’s Discussion and Analysis

Subsequent Event

On March 2, 2016, the Board of Directors of the Corporation approved a plan to repurchase the Corporation’s common shares. The Corporation has been informed that the Toronto Stock Exchange (“TSX”) has accepted its notice of intention to make a normal course issuer bid to repurchase up to 764,930 of its common shares (the “Repurchase”), representing approximately 5% of its 15,298,602 common shares issued and outstanding as of February 24, 2016.

The primary purpose of the Repurchase is purchases for cancellation. Repurchases will be made from time-to-time at the Corporation’s’ discretion, based on ongoing assessments of the Corporation’s’ capital needs, the market price of its common shares, general market conditions and other factors. Repurchases may be effected through the facilities of the TSX, the NASDAQ Capital Market or other alternative trading systems in the United States and Canada. The actual number of common shares purchased and the timing of such purchases will be determined by management considering market conditions, stock prices, its cash position, and other factors.

Cash from Exercise of Options

Certain options are due to expire within 12 months from the date of this MD&A. If exercised in full, issued and outstanding common shares will increase by 51,956 shares.

Securities with Near-Term Expiry Dates

Outstanding Amounts as at March 2, 2016 (figures in CAD$).

Security Type	Date of Expiry	Number	Strike Price
Options	March 14, 2016	49,428	11.04
Options	May 12, 2016	528	9.86
Options	July 11, 2016	500	9.17
Options	December 02, 2016	1,500	9.02
Total		51,956

OUTSTANDING SHARE DATA

As of March 2, 2016, the Corporation has 15,298,602 common shares outstanding.

As of the date hereof, the Corporation has outstanding options to acquire up to 741,764 common shares. The options have exercise prices ranging from $9.02 to $30.84 with a weighted average exercise price of $15.49. The expiration dates of the options range from March 14, 2016 to March 16, 2020.

The following table lists the common shares issued and outstanding as at March 2, 2016 and the securities that are currently convertible into common shares along with the maximum number of common shares issuable on conversion or exercise.

	Common Shares	Proceeds
Common Shares Issued & Outstanding	15,298,602
Convertible Securities: Share options	741,764	CAD$ 11,488,292
Common Shares Issued & Potentially Issuable	16,040,366	CAD$ 11,488,292
Securities Excluded from Calculation:
Options Available to grant from ESOP[1]	128,125

[1]

“ESOP” is defined as the Employee Stock Option Plan. The number of options available to grant is calculated as the total share option pool less the number of share options exercised and the number of outstanding share options.

FOURTH QUARTER RESULTS

	For the three months ended
(In thousands of US dollars,
except per share amounts)	Dec. 31,	Sept. 30,	Dec. 31,
	2015	2015	2014
Revenue	$80,228	$81,133	$64,841
Gross margin[1]	9,964	10,080	10,394
Ongoing operating expenses	7,774	8,078	7,708
Adjusted EBITDA[2]	2,190	2,002	2,686
Operating income[3]	1,412	1,120	2,051
Net income	$961	$768	$1,468
Earnings per share
Basic	$0.06	$0.05	$0.10
Diluted	$0.06	$0.05	$0.09
Total assets	$99,928	$85,198	$85,061
Shareholders’ equity	$42,195	$42,203	$41,217

[1]	Gross margin is a non-GAAP financial measure and is defined as Total revenue less Direct cost of principal revenue. Refer to page 10 for definition and explanation.
[2]	Adjusted EBITDA is a non-GAAP financial measure. Refer to page 12 for definition and explanation.
[3]

Operating income (loss) is an additional IFRS measure presented in the financial statements, and is defined as Net income before Interest and other income and Income tax expense. Management presents this additional IFRS measure to provide comparability of the Corporation’s operating income before the impact of interest and taxes.

2015 Annual Report    17

Management’s Discussion and Analysis

REVENUE, DIRECT COSTS AND GROSS MARGIN

The Corporation generated revenues of $80,228 during the fourth quarter of 2015. This represents a decrease of $905 or 1% over the third quarter of 2015, and a $15,387 or 24% increase from the prior year fourth quarter. Gross margin dollars decreased $116 or 1% over the third quarter of 2015, and $430 or 4% from the prior year fourth quarter. Gross margin dollars will typically increase or decrease in line with the change in revenues, however, gross margin is impacted by the relative mix of partner and product revenues earned and the gross margin associated with each transaction.

ONGOING OPERATING COSTS

	For the three months ended
(In thousands of US dollars)
	Dec. 31,	Sept. 30,	Dec. 31,
	2015	2015	2014
Employment costs	$5,220	$5,732	$5,289
Marketing and communications	531	499	330
Technology services	355	357	276
Operating expenses	1,668	1,490	1,813
Total	$7,774	$8,078	$7,708

Ongoing operating costs decreased $304 or 4% over the third quarter of 2015 and increased $66 or 1% over the fourth quarter of 2014. The decrease over the third quarter of 2015 is largely attributed to the weakening Canadian dollar and the cancellation of 73,758 performance share units in Q4 2015. The increase over the fourth quarter of 2014 is primarily due the Corporation’s increased advertising and public relations effort in 2015.

DEPRECIATION, AMORTIZATION, INTEREST AND OTHER EXPENSES

	For the three months ended
(In thousands of US dollars)
	Dec. 31,	Sept. 30,	Dec. 31,
	2015	2015	2014
Depreciation and amortization	$895	$891	$581
Foreign exchange (gain) loss	(117)	(9)	54
Income tax expense	451	352	583
Total	$1,229	$1,234	$1,218

Depreciation and amortization expenses were slightly higher than the third quarter of 2015 and increased by $314 or 54% over the fourth quarter of 2014 due to the addition of the intangible assets acquired from Crew Marketing in December 2015.

Foreign exchange (gains) losses are a result of transactions in currencies other than the Corporation’s functional currency, the US dollar. At period end, non-US dollar monetary balance sheet accounts are translated in accordance with the period-end FX rate. An appreciation of the US dollar will result in foreign exchange losses in non-USD monetary balances, and a depreciation of the US dollar will result in foreign exchange gains in non-USD monetary balances.

Income tax expense is a result of the taxable income generated by the Corporation in each period. The Corporation assesses its taxable income to ensure eligible tax deductions are fully utilized.

Adjusted EBITDA

Reconciliation of Net Income to Adjusted EBITDA

	For the three months ended
(In thousands of US dollars)
	Dec. 31,	Sept. 30,	Dec. 31,
	2015	2015	2014
Net income	$961	$768	$1,468
Income tax expense	451	352	583
Depreciation and amortization	895	891	581
Foreign exchange (gain) loss	(117)	(9)	54
Adjusted EBITDA	$2,190	$2,002	$2,686

Adjusted EBITDA of $2,190 increased $188 or 9% from the third quarter of 2015 and decreased $496, or 18%, from the fourth quarter of 2014. The increase from the third quarter of 2015 was driven by the success of customer analytics that allowed for effective marketing campaigns that resulted in incremental revenues and gross margin dollars. The decrease from the prior year fourth quarter resulted from the departure of the US Airways BG products combined with promotional activities and offers that carried a lower gross margin profile compared to the prior year.

18    Points International Ltd.

Management’s Discussion and Analysis

SUMMARY OF QUARTERLY RESULTS

(in thousands of US dollars, except per share amounts)
			Basic	Diluted
Three month	Total	Net	earnings	earnings
period ended	Revenue	income	per share	per share
December 31, 2015	$80,228	$961	$0.06	$0.06
September 30, 2015	81,133	768	0.05	0.05
June 30, 2015	67,898	1,721	0.11	0.11
March 31, 2015	67,117	1,715	0.11	0.11
December 31, 2014	64,841	1,468	0.10	0.09
September 30, 2014	61,446	1,553	0.10	0.10
June 30, 2014	70,445	1,220	0.08	0.08
March 31, 2014	58,257	443	0.03	0.03

Through years of successfully building partnerships with loyalty programs around the world, growing relationships with loyalty programs, and deepening its understanding of loyalty program members, the Corporation has built a reputation of being a leading global provider of eCommerce solutions for the global loyalty rewards industry. Since inception, the Corporation has worked to gain the trust of loyalty rewards programs of leading businesses in many industries. In its earlier years, the Corporation focused its attention on developing relationships with companies in the airline and hospitality industries in the US and Europe, as the loyalty industry was more established in these regions. In more recent years, the Corporation has focused on diversifying its loyalty program partnership base and has placed attention on other industries which are growing and include the financial services industry and the speciality retail sector. Through the addition of new partnerships or products year after year, the Corporation has been able to generate increases in revenues on a consistent basis. In addition, the Corporation has increased revenues from existing partnerships by strengthening its understanding of loyalty program member behaviour, through the use of direct marketing efforts and data analytics. Increases in both transaction levels as well as revenues will generally drive higher overall profitability, while decreases in both transaction levels as well as revenues will generally drive lower overall profitability.

Growth in the Corporation’s revenues are impacted by the number and size of new loyalty program partner and product launches in a year. In addition, revenues are also impacted by the retention of existing loyalty program partnerships and products, and level of marketing activities placed into market with existing loyalty program partners and the overall effectiveness of such activities. Historically, in the absence of any new partner or products launched, and absence of marketing activities, the Corporation will typically generate lower revenues in the first quarter of a year as fewer partner promotions are held after the December holiday season. In addition, and in the absence of launching new partnerships and products, revenues in the second and third quarter will be impacted by the level and effectiveness of marketing activities carried out with loyalty program members. Revenues for the third quarter of 2015 were the highest in the Corporation’s history, and was a result of new partnerships launched in 2014, as well organic growth from existing partnerships resulting from successful promotional activity carried out by the Corporation.

Net income of the Corporation is impacted by the gross margin earned in each quarter, which is a result of the relative mix of revenues earned in the period and gross margin generated on each transaction, marketing and promotional activity carried out with loyalty program members, and changes in operating expenses. In 2014 and 2015, the Corporation increased operating expenses and resource levels. Additions to staff resourcing were largely in the area of research and development, focused on advancing the capabilities of the Corporation’s loyalty commerce platform. Resources were also added in the areas of business development, marketing and data analytics. The change in headcount in these areas have resulted in increased employment expenses over prior periods. In 2014 the Corporation was successful in completing the acquisition of two businesses in the year. The acquisition of both businesses led to higher professional and consulting fees required in closing each acquisition in 2014 and increased operating expenses for the Corporation in 2014 and 2015. Net income increased in 2015 on a year over year basis and was the result of growth in gross margin outpacing the growth in operating expenses.

2015 Annual Report    19

Management’s Discussion and Analysis

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Revenue Recognition and Presentation

Presentation: gross versus net

When deciding the most appropriate basis for presenting revenue and direct costs of revenue, both the legal form and substance of the agreement between the Corporation and its business partners are reviewed to determine each party’s respective role in the transaction. This determination requires the exercise of judgment and management usually considers whether:

•	The Corporation has primary responsibility for providing the goods and services to the customer or for fulfilling the orders;
•	The Corporation has inventory risk before or after the customer order, during shipping or on return;
•	The Corporation has discretion in establishing prices (directly or indirectly);
•	The Corporation bears the customer’s credit risk for the amount receivable from the customer;
•	The Corporation modifies the product or performs part of the services;
•	The Corporation has discretion in selecting the supplier used to fulfill an order; or
•	The Corporation is involved in determining product or service specifications.

Where the Corporation’s role in a transaction is that of a principal, revenue is recognized on a gross basis. Under the principal revenue model, the gross value of the transaction billed to the customer is recognized as revenue by the Corporation and the costs incurred to purchase the points or miles sold in this transaction are recognized separately as direct cost of principal revenue.

Where the Corporation’s role in a transaction is that of an agent, revenue is recognized on a net basis with revenue representing the margin earned.

Arrangements with multiple components

In revenue arrangements including delivery of more than one product or service (separately identifiable components), each identifiable component is a separate unit of accounting and the arrangement consideration is allocated to each unit of accounting based on its relative fair value.

Determining the fair value of each component can require complex estimates due to the nature of the goods and services provided. The Corporation generally determines the fair value of individual elements based on the price when the element is sold on a stand-alone basis.

Evaluation of Goodwill

The amount of goodwill initially recognized as a result of a business combination is dependent on the allocation of the purchase price to the fair value of the identifiable assets acquired and the liabilities assumed. The determination of the fair value of the assets and liabilities is based, to a considerable extent, on management’s judgement and estimates that use inputs that may not be readily observable.

Allocation of the purchase price affects the results of the Corporation as finite lived intangible assets are amortized, whereas indefinite lived intangible assets, including goodwill, are not amortized and could result in differing amortization charges based on the allocation to indefinite lived and finite lived intangible assets.

The Corporation tests goodwill for impairment annually to determine whether the carrying value exceeds the recoverable amount. In calculating the value in use of a cash generating unit (“CGU”) or group of CGU’s, i.e. the net present value of the future cash flows associated with the CGU or group of CGU’s, certain assumptions are required to be made by management in respect of highly uncertain matters which require judgement. These include the anticipated cash flows from the specific partner relationships, the likelihood that these partners will renew existing contracts and enter into new product arrangements with the Corporation in the future, annual growth assumptions, and the selection of an appropriate discount rate. Management prepares forecasts that assess the specific risks related to each individual partner relationship separately and are used in determining the value in use of the CGU’s or group of CGU’s to which goodwill has been allocated.

Income Taxes

The recognition of deferred tax assets is based upon whether it is probable that sufficient and suitable taxable profits will be available in the future or whether taxable temporary differences will reverse such that deferred tax assets can be utilized. Recognition therefore involves a degree of estimation and judgement regarding the future financial performance or the timing of the reversal of deferred tax liabilities of the particular legal entity in which the deferred tax assets have been recognized.

The Corporation is subject to examination by taxation authorities in various jurisdictions. Because the determination of tax liabilities involves certain uncertainties in interpreting complex tax regulations, management’s best estimates are used to determine potential tax liabilities. Differences between the estimates and the actual amount of taxes are recorded in net earnings at the time they can be determined.

20    Points International Ltd.

Management’s Discussion and Analysis

Share-based Payments

The Corporation applies the fair value method to all grants of share options. The fair value of options granted is estimated at the date of grant using the Black-Schools option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, expected volatility of the Corporation’s stock, and a weighted average expected life of options. The estimated fair value of the options that are ultimately expected to vest are recorded over the options’ vesting period and charged to earnings with a corresponding credit to contributed surplus. In determining the number of options that are expected to vest, the Corporation takes into account voluntary termination behaviour as well as trends of actual option forfeitures.

Changes in the subjective input assumptions can materially affect the fair value estimate and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the stock options. A change in the assumptions used by the Corporation could have an impact on net income.

Estimation of useful life

Finite lived intangible assets

Finite lived intangible assets consist of the Corporation’s aggregate amounts spent on internal use software development costs, as well as acquired technology and customer relationships. The relative size of the Corporation’s intangible assets, excluding goodwill, makes the judgements surrounding the estimated useful lives critical to the Corporation’s financial position and performance.

The useful life used to amortize internal use software development costs relates to the future performance of the assets and management’s judgement of the period over which economic benefit will be derived from the assets. The useful life is determined by management and is regularly reviewed for appropriateness. The life is based on historical experience with similar development costs as well as anticipation of future events which may impact their life such as changes in technology. Historically, changes in useful lives have not resulted in material changes to the Corporation’s amortization charge.

Property and equipment

Estimates and assumptions to determine the carrying value of property and equipment and related depreciation impact to the Corporation’s financial position and performance.

The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. Increasing an asset’s expected life or its residual value would result in a reduced depreciation charge in the consolidated statements of comprehensive income. The useful lives and residual values of the Corporation’s assets are determined by management at the time the asset is acquired and reviewed annually for appropriateness. The useful lives are based on historical experience with similar assets as well as anticipation of future events which may impact their life such as changes in technology. Historically, changes in useful lives and residual values have not resulted in material changes to the Corporation’s depreciation charge.

For the Corporation’s accounting policies and critical accounting estimates and judgments, refer to the Corporation’s consolidated financial statements for the year ended December 31, 2015. The preparation of the consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities, income and expenses.

Recent accounting pronouncements adopted by the Corporation in 2015 are listed below:

•

Amendments to IFRS 7, Financial Instruments: Disclosures – In October 2010, the IASB amended IFRS 7 to allow users to improve their understanding of transfer transactions of financial assets, including understanding the possible effects of any risks that may remain with the entity the transferred the assets.

New accounting standards and interpretations not yet adopted by the Corporation are listed below:

The IASB has issued the following new standards and amendments to existing standards:

•

IFRS 15, Revenue from Contracts with Customers – In May 2014, the IASB issued IFRS 15 which supersedes existing standards and interpretations including IAS 18, Revenue and IFRIC 13, Customer Loyalty Programmes.

IFRS 15 introduces a single model for recognizing revenue from contracts with customers with the exception of certain contracts under other IFRSs such as IAS 17, Leases. The standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to a customer and at an amount that reflects the expected consideration receivable in exchange for transferring those goods or services. This is achieved by applying the following five steps:

2015 Annual Report    21

Management’s Discussion and Analysis

1.	Identify the contract with a customer;
2.	Identify the performance obligations in the contract;
3.	Determine the transaction price;
4.	Allocate the transaction price to the performance obligations in the contract; and
5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 also provides guidance relating to the treatment of contract acquisition and contract fulfillment costs.

The standard is mandatorily effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Corporation is assessing the impact of this standard on its consolidated financial statements.

•

IFRS 9, Financial Instruments – In July 2014, the IASB issued IFRS 9 (2014) that will eventually supersede the current IAS 39 Financial Instruments standard. This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard is mandatorily effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Corporation is assessing the impact of this standard on its consolidated financial statements.

•

Amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangible Assets – In May 2014, the IASB issued amendments to these standards to introduce a rebuttable presumption that the use of revenue-based amortization methods for intangible assets is inappropriate. The amendment is effective for annual periods beginning on or after January 1, 2016 with early adoption permitted. The adoption of this standard is not expected to have a material impact on the consolidated financial statements.

•

IFRS 16, Leases – In January 2016, the IASB issued IFRS 16 which specifies how a company will recognize, measure, present, and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is twelve months or less or the underlying asset has a low value. The standard is mandatorily effective for annual periods beginning on or after January 1, 2019 with early adoption permitted. The Corporation is assessing the impact of this standard on its consolidated financial statements.

RISKS AND UNCERTAINTIES

The results of operations and financial condition of the Corporation are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of management. The following section summarizes certain of the major risks and uncertainties that could materially affect our future business results going forward. The risks described below may not be the only risks faced by the Corporation. Other risks which currently do not exist or which are deemed immaterial may surface and have a material adverse impact on the Corporation’s results of operations and financial condition.

A downturn in the demand for air travel could adversely impact the demand for loyalty currency services

The Corporation and the majority of its loyalty program partners operate in the travel industry. The ability of the Corporation’s loyalty program partners to continue to drive commercial activity to their businesses is integral to generating loyalty miles/points for their respective programs. As well, the overall popularity of loyalty miles/points and value they have to end-customers is what drives the business activity of the Corporation. The Corporation generates the majority of its revenue from end-customers who are transacting loyalty miles/points through the Corporation’s online solutions. As such, the majority of revenue is transactional in nature and dependent on the number and size of these transactions. There is no assurance that the popularity of these programs will continue to grow or maintain current levels of popularity. A change in consumer tastes or a downturn in the travel industry in North America may adversely affect the Corporation’s ability to generate ongoing revenue from transactions.

Consolidation activity in the airline industry is common and has been part of an industrywide solution to address structural financial problems. This consolidation activity has continued in 2014. This activity could potentially increase due to increasing operating costs, or bankruptcy of major carriers. Additional consolidation activity among the Corporation’s partner base could result in the loss of a partnership and potentially have an adverse impact on the Corporation’s future earnings.

22    Points International Ltd.

Management’s Discussion and Analysis

We rely on contractual relationships with loyalty program partners that are subject to termination and renegotiation

There can be no assurance that the Corporation will be successful in maintaining its existing contractual relationships with its loyalty program partners. The Corporation’s loyalty program partners have in the past, and may in the future, negotiate arrangements that may be short-term and subject to renewal, non-exclusive and/or terminable at the option of the partner on relatively short notice without penalty. Loyalty program partners that have not provided a long-term commitment or guarantee of exclusivity, or that have the ability to terminate on short notice, may exercise this flexibility to end their relationship with the Corporation or to negotiate from time to time more preferential financial and other terms than originally contracted for. The Corporation cannot ensure that such negotiations will not have a material adverse effect on the financial condition or results of operations of the Corporation. In addition, there can be no assurance that the Corporation will be able to establish relationships with new loyalty program partners.

We could face significant liquidity risk if we fail to meet contractual performance commitments

In relation to the reseller model, the Corporation has made contractual guarantees on the minimum value of points and miles that will be processed over the term of its agreements with certain loyalty program partners, which, for the most part, have been met. The commitments are measured annually. There is a risk that these commitments may not be met, such as the case in 2015 and in certain prior years, resulting in the Corporation being required to purchase the shortfall in points/miles to meet annual contracted levels and take these into inventory. The Corporation’s ability to use or sell any purchased points/miles is limited by terms in its contracts. As a result, there is a risk that the Corporation may have difficulty in selling or making use of this inventory which could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition. There is also a risk that the Corporation may have insufficient resources to purchase any shortfall and that the Corporation may need to obtain financing to meet such commitments. There is a risk that such financing may not be available to the Corporation. The failure to obtain such financing could have a material adverse impact on the Corporation’s business, revenues, operating results and financial condition.

We could face significant competition from other companies in the loyalty industry including loyalty program partners that may have, or develop, in-house business solutions departments that could take responsibility for services currently provided by the Corporation

With respect to the Corporation’s Points.com consumer portal, several indirect competitors are currently in the market with limited product offerings. Other Internet websites that offer financial and account aggregation and management are potential competitors. These indirect and potential competitors currently offer the ability to track program balances, but do not offer any of the transaction options available on Points.com. Management believes that none of these competitors are actively partnering with loyalty programs to independently provide a service similar to Points. com. Rather, these indirect competitors are only able to retrieve and display member account information. However, it is possible that one or more of the indirect or potential competitors could, in the future, compete directly with Points.com.

The Corporation’s loyalty currency services must compete with a wide range of companies that provide business solutions technology, from small companies to large. Many existing and potential competitors do or could have greater technical or financial resources than the Corporation. The financial performance of the Corporation may be adversely affected by such competition. In particular, no assurances can be given that additional direct competitors to the Corporation may not be formed or that the Corporation may not lose some or all of its arrangements with its loyalty program partners, including its key loyalty program partners, thereby decreasing its ability to compete and operate as a viable business. In addition, the increasing popularity of open source technology places greater risk on the proprietary technology offered by the Corporation to its existing and potential partners.

Loyalty partners may have, or may develop, in-house business solutions departments that could take responsibility for work currently being done by the Corporation. Any competition or adverse change in the business relationship described above could have a material adverse impact on the Corporation’s business, operations and prospects.

2015 Annual Report    23

Management’s Discussion and Analysis

Our brand, revenue and profitability are affected by our ability to control cyber security risks

Due to the online nature of the Corporation’s business, member databases are maintained for products and services offered on Points.com. These databases contain member information including account transactions. Although the Corporation has established rigorous security procedures, the databases may be vulnerable to potential unauthorized access to, or use or disclosure of member data. If the Corporation were to experience a security breach, its reputation may be negatively affected and the traffic generated on Points.com could decline in the event of any publicized compromise of security. Any perception that the Corporation released consumer information without authorization could subject the businesses to complaints and investigation by the applicable privacy regulatory bodies and adversely affect relationships with Points. com members and loyalty program partners. In addition, any unauthorized release of member information, or any public perception that member information was released without authorization, could lead to legal claims from consumers or regulatory enforcement actions.

We could face adverse consequences if there is a risk in the viability of the internet and system infrastructure

The end customers of the Corporation’s software depend on internet service providers, online service providers and the Corporation’s infrastructure for access to the software solutions the Corporation provides to its loyalty program partners. These services are subject to service outages and delays due to system failures, stability or interruption. As a result, the Corporation may not be able to meet a satisfactory level of service as contracted with its partners, and may cause a breach of the Corporation’s contractual commitments, which could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition.

The promotion and strengthening of our brand is critical to our business

The Corporation believes that continuing to strengthen its brand is an important factor in achieving widespread acceptance of the Corporation’s services, and will require an increased focus on active marketing efforts. The Corporation will likely need to spend increasing amounts of money on, and devote greater resources to, advertising, marketing, and other efforts to create and maintain brand loyalty among users and potential users. Brand promotion activities may not yield increased revenues, and even if they do, any increased revenues may not offset the expenses incurred in building the Corporation’s brand. If the Corporation fails to promote and maintain the Corporation’s brand, or if the Corporation incurs substantial expenses in an unsuccessful attempt to promote and maintain the Corporation’s brand, the Corporation’s business could be harmed.

We are exposed to adverse consequences if the Corporation cannot successfully retain its intellectual property

Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. Our general practice is to pursue patent, copyright, trademark, trade secret or other appropriate intellectual property protection that is reasonable and necessary to protect and leverage our intellectual assets. We also assert trademark rights in and to our name, product names, logos and other markings used to identify our goods and services in the marketplace. We routinely file for and have been granted trademark registrations from trademark offices worldwide. All of these actions taken allow us to enforce our intellectual property rights should the need arise. However, the laws of some countries in which we conduct business may o¡er only limited protection of our intellectual property rights; and despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

We are exposed to litigation and adverse consequences if we infringe on the intellectual property rights of others

Third parties may assert claims against the Corporation alleging infringement of their intellectual property rights. An adverse determination in any litigation of this type could result in the Corporation being required to pay significant damages, require the Corporation to design around a third party’s patent or to license alternative technology from another party. In addition, litigation may be time-consuming and expensive to defend and could result in the diversion of time and resources. Any claims by third parties may also result in limitations on the ability to use the intellectual property subject to these claims. Any of the foregoing could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition.

Our operations are dependent on the proper functioning of software and processing of transactions

Defects in our owned or licensed software products, delays in delivery, and failures or mistakes in our processing of electronic transactions could materially harm our business, including our customer relationships and operating results. Our operations are dependent on our ability to protect our computer equipment and the information stored in our data centres against damage that may be caused by fire, power loss, telecommunication failures, unauthorized intrusion, computer viruses and disabling devices, and other similar events. A failure in our production systems or a disaster or other event affecting our production systems or business operations could result in a disruption or loss of availability of our products or services to our customers. Any disruption to our services could impair our reputation and cause us to lose customers or revenue, or face litigation, necessitate customer service or repair work that would involve substantial costs and distract management from operating our business.

24    Points International Ltd.

Management’s Discussion and Analysis

Our financial performance is substantially dependent on retaining key technical and management personnel

Our performance is substantially dependent on the performance of our key technical and senior management personnel. Our success is highly dependent on our continuing ability to identify, hire, train, motivate, promote and retain highly qualified management, directors, technical, and sales and marketing personnel. Competition for such personnel is always strong. Our inability to attract or retain the necessary management, directors, technical, and sales and marketing personnel, or to attract such personnel on a timely basis could have a material adverse effect on our business, results of operations, financial condition and the price of our securities.

Chargebacks of a material amount could have an adverse consequence on the Corporation

A chargeback is any credit card transaction undertaken by an end-customer that is later reversed or repudiated. The Corporation is subject to exposure in regard to chargebacks, a high incidence of which could result in penalties or eventual shut down of the payment method. While Points has fraud control measures in place to minimize exposure, chargebacks could have a material adverse effect on its business, operating results and financial condition.

Our business could be negatively impacted by changes to domestic and international tax laws, rules and regulations

The Corporation operates in multiple jurisdictions and has relationships with several foreign partners. The application of various domestic and international sales, use, occupancy, value-added and other tax laws, rules and regulations to the Corporation’s products and services is subject to interpretation by the applicable taxing authorities. Many of the fundamental statutes and regulations that impose these taxes were established before the growth of the internet and eCommerce. If the tax laws, rules or regulations are amended, if new adverse laws, rules or regulations are adopted, or if current laws are interpreted adversely to the Corporation’s interests, particularly with respect to occupancy or value-added taxes, the results could increase the Corporation’s tax payments (prospectively or retrospectively) and/or subject it to penalties and decrease the demand for the Corporation’s products and services if the Corporation passes on such costs to the consumer. As a result, these changes could have a material adverse effect on the Corporation’s business, operating results and financial condition.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The audited consolidated financial statements of Points International Ltd. are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with IFRS as issued by the IASB. These statements include some amounts that are based on estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

The Corporation’s policy is to maintain systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, accurate and reliable and that the Corporation’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and is comprised entirely of outside directors. The committee meets periodically with management and the external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee reviews the Corporation’s annual consolidated financial statements, the report of the independent registered public accounting firm on the consolidated financial statements and the effectiveness of internal control over financial reporting, and other information in the Annual Report. The Committee reports its findings to the Board for consideration by the Board when it approves the financial statements for issuance to the shareholders.

On behalf of the shareholders, the financial statements have been audited by KPMG LLP, the external auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). KPMG LLP has full and free access to the Audit Committee.

2015 Annual Report    25

Management’s Discussion and Analysis

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Corporation in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the Corporation’s management, including the Corporation’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. An evaluation was carried out under the supervision of and with the participation of the Corporation’s management, including the Corporation’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Corporation’s disclosure controls and procedures (as defined in rules adopted by the US Securities and Exchange Commission (“SEC”) and in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) as of December 31, 2015. Based on this evaluation, the Corporation’s Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of the end of the period covered by this report.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Corporation is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, as those terms are defined in ruled adopted by the SEC and National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. There have been no changes in the Corporation’s internal control over financial reporting during the quarter and year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

Internal control includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Corporation, provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, provide reasonable assurance that receipts and expenditures are made only in accordance with authorization of management and the Board of Directors, and provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation’s assets that could have a material impact on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can provide only reasonable assurance with respect to the financial statement preparation and presentation.

Management of the Corporation has evaluated the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management has concluded that the Corporation’s internal control over financial reporting is effective as of December 31, 2015.

The effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2015, has been audited by KPMG LLP, the Corporation’s Independent Registered Public Accounting Firm, who also audited the Corporation’s consolidated financial statements as at and for the year ended December 31, 2015.

26    Points International Ltd.

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Points International Ltd.:

We have audited the accompanying consolidated financial statements of Points International Ltd., which comprise the consolidated statements of financial position as at December 31, 2015 and 2014, the consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Points International Ltd. as at December 31, 2015 and 2014, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Points International Ltd.’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our audit report dated March 2, 2016 expressed an unqualified (unmodified) opinion on the effectiveness of Points International Ltd.’s internal control over financial reporting.

Chartered Professional Accountants, Licensed Public Accountants
March 2, 2016
Toronto, Canada

2015 Annual Report    27

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Points International Ltd.:

We have audited Points International Ltd.’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Points International Ltd.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting in Management’s Discussion and Analysis for the year ended December 31, 2015. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Points International Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Points International Ltd. as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for the years ended December 31, 2015 and 2014, and our report dated March 2, 2016 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Chartered Professional Accountants, Licensed Public Accountants
March 2, 2016
Toronto, Canada

28    Points International Ltd.

Consolidated Balance Sheets
Expressed in thousands of United States dollars

As at December 31	Note	2015	2014
ASSETS
Current assets
Cash and cash equivalents		$51,364	$36,868
Restricted cash	4	1,000	1,573
Funds receivable from payment processors		6,588	6,691
Accounts receivable	5	2,988	2,305
Prepaid expenses and other assets	6	1,256	1,134
Total current assets		63,196	48,571

Non-current assets
Property and equipment	7	1,466	1,856
Intangible assets	8	18,616	18,320
Goodwill	9	7,130	7,130
Deferred tax assets	10	1,755	3,492
Long-term investment	23	5,000	5,000
Other assets	6	2,765	692
Total non-current assets		36,732	36,490
Total assets		$99,928	$85,061

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$5,808	$6,260
Payable to loyalty program partners		49,526	36,030
Current portion of other liabilities	11	1,852	1,285
Total current liabilities		57,186	43,575

Non-current liabilities
Deferred tax liabilities	10	425	–
Other liabilities	11	122	269
Total non-current liabilities		547	269

Total liabilities		$57,733	$43,844

SHAREHOLDERS’ EQUITY
Share capital		59,293	61,084
Contributed surplus		9,859	11,985
Accumulated other comprehensive loss		(624)	(354)
Accumulated deficit		(26,333)	(31,498)
Total shareholders’ equity		$42,195	$41,217
Total liabilities and shareholders’ equity		$99,928	$85,061
Guarantees and Commitments	17
Subsequent Event	26

The accompanying notes are an integral part of these consolidated financial statements.

APPROVED ON BEHALF OF THE BOARD:

/s/ Bernay Box, Chairman	/s/ Robert MacLean, Director and Chief Executive Officer

2015 Annual Report    29

Consolidated Statements of Comprehensive Income
Expressed in thousands of United States dollars, except per share amounts

For the year ended December 31	Note	2015	2014

REVENUE
Principal		$283,409	$244,686
Other partner revenue		12,871	10,211
Interest		96	92
Total Revenue		296,376	254,989

EXPENSES
Direct cost of principal revenue		253,710	215,333
Employment costs		22,699	22,529
Marketing and communications		1,704	1,379
Technology services		1,343	1,083
Depreciation and amortization		3,546	2,150
Foreign exchange loss (gain)		(131)	138
Operating expenses	15	5,866	5,610
Total Expenses		$288,737	$248,222

OPERATING INCOME		7,639	6,767

Interest and other income		–	(5)
INCOME BEFORE INCOME TAXES		7,639	6,772

Income tax expense	10	2,474	2,088
NET INCOME		5,165	4,684

OTHER COMPREHENSIVE LOSS
Items that will subsequently be reclassified to profit or loss:
Loss on foreign exchange on derivatives designated as cash flow hedges, net of income tax recovery of $476 (2014: recovery of $206)		(1,320)	(573)
Reclassification to net income of loss on foreign ex- change derivatives designated as cash flow hedges, net of income tax recovery $378 (2014: recovery of $203)		1,050	564

Other comprehensive loss for the year, net of income tax		(270)	(9)

TOTAL COMPREHENSIVE INCOME		$4,895	$4,675

EARNINGS PER SHARE
Basic earnings per share	13	$0.33	$0.30
Diluted earnings per share	13	$0.33	$0.30

The accompanying notes are an integral part of these consolidated financial statements.

30    Points International Ltd.

Consolidated Statements of Changes in Equity
Expressed in thousands of United States dollars, except number of shares

	Attributable to equity holders of the Company
	Share Capital		Contributed	Accumulated	Accumulated	Total
	Number of shares	Amount	Surplus	other	deficit	shareholders’
				comprehensive		equity
				loss
Balance at December 31, 2014	15,649,085	$61,084	$11,985	$(354)	$(31,498)	$41,217
Net income	–	–	–	–	5,165	5,165
Other comprehensive loss	–	–	–	(270)	–	(270)
Total comprehensive income	–	–	–	(270)	5,165	4,895
Effect of share option compensation plan	–	–	934	–	–	934
Effect of RSU and PSU compensation plan	–	–	654	–	–	654
Share issuances – share options	96,411	615	(338)	–	–	277
Share issuances – RSUs	–	513	(513)	–	–	–
Share capital held in trust (note 14)	–	(1,215)	–	–	–	(1,215)
Shares repurchased (note 12)	(439,094)	(1,704)	(2,863)	–	–	(4,567)
Balance at December 31, 2015	15,306,402	$59,293	$9,859	$(624)	$(26,333)	$42,195

Balance at December 31, 2013	15,359,903	$58,693	$10,381	$(345)	$(36,182)	$32,547
Net income	–	–	–	–	4,684	4,684
Other comprehensive loss	–	–	–	(9)	–	(9)
Total comprehensive income	–	–	–	(9)	4,684	4,675
Effect of share option compensation plan	–	–	852	–	–	852
Effect of RSU and PSU compensation plan	–	–	969	–	–	969
Share issuances – share options	50,789	242	(125)	–	–	117
Share issuances – RSUs	–	92	(92)	–	–	–
Share capital held in trust (note 14)	–	(731)	–	–	–	(731)
Shares issued for acquisition of Crew (note 24)	238,393	2,788	–	–	–	2,788
Balance at December 31, 2014	15,649,085	$61,084	$11,985	$(354)	$(31,498)	$41,217

The accompanying notes are an integral part of these consolidated financial statements.

2015 Annual Report    31

Consolidated Statements of Cash Flows
Expressed in thousands of United States dollars

For the year ended December 31	Note	2015	2014

Cash flows from operating activities
Net income for the year		$5,165	$4,684
Adjustments for:
Depreciation of property and equipment		1,037	990
Amortization of intangible assets		2,509	1,160
Unrealized foreign exchange loss (gain)		(949)	(1,045)
Equity-settled share-based payment transactions	14	1,588	1,821
Deferred income tax expense		2,261	1,864
Unrealized net (gain)/loss on derivative contracts designated as cash flow hedges		(368)	(12)
Changes in non-cash balances related to operations	19	10,689	(17,081)
Net cash provided by (used in) operating activities		$21,932	$(7,619)

Cash flows from investing activities
Acquisition of property and equipment		(647)	(754)
Additions to intangible assets		(2,805)	(1,894)
Long-term investment	23	–	(1,500)
Acquisition of business, net of cash acquired	24	–	(16,011)
Changes in restricted cash		530	–
Net cash used in investing activities		$(2,922)	$(20,159)

Cash flows from financing activities
Proceeds from exercise of share options		277	117
Shares repurchased		(4,567)	–
Purchases of share capital held in trust		(1,215)	(731)
Net cash used in financing activities		$(5,505)	$(614)

Net increase (decrease) in cash and cash equivalents		$13,505	$(28,392)
Cash and cash equivalents at beginning of the year		36,868	64,188
E¡ect of exchange rate fluctuations on cash held		991	1,072
Cash and cash equivalents at end of the year		$51,364	$36,868

Interest Received		$89	$98
Interest Paid		$–	$–

Taxes Received		$31	$–
Taxes Paid		$(435)	$(7)

Amounts paid and received for interest were reflected as operating cash flows in the consolidated statements of cash flows.

The accompanying notes are an integral part of these consolidated financial statements.

32    Points International Ltd.

Notes to the Consolidated Financial Statements
(All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted)

1.	REPORTING ENTITY

Points International Ltd. (the “Corporation”) is a company domiciled in Canada. The address of the Corporation’s registered office is 171 John Street, 5th Floor, Toronto, ON, Canada M5T 1X3. The consolidated financial statements of the Corporation as at and for the year ended December 31, 2015 comprise the Corporation and its wholly-owned subsidiaries, Points International (US) Ltd., Points International (UK) Ltd., Points.com Inc., and Points Development (US) Ltd. (formerly Accruity Inc.). The Corporations’ shares are publicly traded on the Toronto Stock Exchange (PTS) and on the NASDAQ (PCOM).

The Corporation operates in one segment, providing web-based solutions to the loyalty program industry. The range of eCommerce services include the retailing and wholesaling of loyalty program currencies, a range of additional eCommerce products that enhance either the loyalty program’s consumer offerings or its back-end operations, and management of an online consumer-focused loyalty points management web-portal. The Corporation’s operations can be influenced by seasonality. Historically, revenues are highest in the fourth quarter in each year as redemption volumes and promotional activity typically peak at this time, however this is dependent on changes in the Corporation’s partnership base and the timeliness and effectiveness of promotional activity.

The consolidated financial statements of the Corporation as at and for the year ended December 31, 2015 are available at www.sedar.com or www.sec.gov.

2.	BASIS OF PREPARATION

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements were authorized for issue by the Board of Directors on March 2, 2016.

(b)	Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis except for certain assets and liabilities initially recognized in connection with business combinations, and certain financial instruments, which are measured at fair value.

(c)	Functional and presentation currency

These consolidated financial statements are presented in U.S. dollars (USD), which is the Corporation’s functional currency. The functional currency of each of the Corporation’s wholly-owned subsidiaries is also USD, and items included in the financial statements of each subsidiary are measured using that functional currency. All financial information has been rounded to the nearest thousands, except when otherwise indicated.

(d)	Basis of consolidation

Subsidiaries

Subsidiaries are entities the Corporation controls. Entities over which the Corporation has control are fully consolidated from the date that control commences until the date that control ceases. All intercompany transactions and balances between subsidiaries are eliminated on consolidation.

Business combinations

Acquisitions of subsidiaries are accounted for using the acquisition method of accounting. Fair value of the consideration paid is calculated as the sum of the fair value at the date of acquisition of:

•	assets given; plus
•	equity instruments issued; less
•	liabilities incurred or assumed.

Goodwill is measured as the fair value of consideration transferred less the net recognized amount of the identifiable assets acquired and liabilities assumed, all of which are measured at fair value as of the acquisition date. When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss.

The Corporation uses estimates and judgments to determine the fair value of assets acquired and liabilities assumed at the acquisition date using the best available information, including information from financial markets. The estimates and judgements include key assumptions such as discount rates, attrition rates, and terminal growth rates for performing discounted cash flow analyses. The transaction costs associated with the acquisitions are expensed as incurred.

2015 Annual Report    33

Notes to the Consolidated Financial Statements

(e)	Use of estimates and judgements

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in these assumptions, including those related to our future business plans and cash flows, could materially change the amounts we record. Actual results may differ from these estimates.

On an ongoing basis, the Corporation has applied judgements in the following areas:

•	determining whether revenue and direct costs of revenue should be appropriately presented on a gross or net basis;
•	determining cash generating units (“CGUs”) and the allocation of goodwill for the purpose of impairment testing;
•

choosing methods for depreciating and amortizing our property and equipment and intangible assets, that represent most accurately the consumption of benefits derived from those assets and are most representative of the economic substance of the intended use of the underlying assets (see Property and Equipment and Intangible Assets, below);

•

deciding to designate certain intangible assets as assets with indefinite useful lives as the Corporation believes that there is no limit to the period that these assets are expected to generate net cash inflows;

•	determining whether certain hedging relationships and financial instruments qualify for hedge accounting; and
•	interpreting tax rules and regulations

The Corporation also uses significant estimates in the following areas:

•	considering inputs to determine the fair value of assets acquired and liabilities assumed in business combinations;
•	considering intended use, industry trends and other factors to determine the estimated useful lives of property and equipment and definite life intangible assets;
•	capitalizing direct labor and overhead costs to intangible assets
•	determining the recoverable amount of financial and non-financial assets when testing for impairment;
•	determining the fair value of share based payments and derivative instruments; and
•	assessing provisions for doubtful accounts and provisions for transaction losses

Estimates are based on historical experience adjusted as appropriate for current circumstances and other assumptions that management believes to be reasonable. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The application of the estimates and judgments noted above are discussed in Note 3.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	New accounting pronouncements adopted in 2015

The accounting policies set out below have been applied consistently by the Corporation and its subsidiaries to all years presented in these consolidated financial statements. In addition, the Corporation adopted the following accounting pronouncements, which are effective for the Corporation’s annual consolidated financial statements commencing January 1, 2015:

•

Amendments to IFRS 7, Financial Instruments: Disclosures – In October 2010, the IASB amended IFRS 7 to allow users to improve their understanding of transfer transactions of financial assets, including understanding the possible impacts of any risks that may remain with the entity. The adoption of this amendment did not have any impact on the consolidated financial statements.

(b)	Revenue recognition

The Corporation’s revenue is categorized as principal, other partner revenue, and interest revenue and is generated through the sale of loyalty currencies and through the technology and marketing services provided to loyalty program partners and their customers. Revenue is measured at the fair value of the consideration received or receivable.

Revenue from the sale of loyalty currencies is recognized when the following criteria are met:

•	The risks and rewards of ownership, including managerial involvement, have transferred to the buyer;
•	The amount of revenue can be measured reliably;
•	The receipt of economic benefits is probable; and
•	Costs incurred or to be incurred are identifiable and can be measured reliably.

Revenue from the rendering of services is recognized when the following criteria are met:

•	The amount of revenue can be measured reliably;
•	The stage of completion can be measured reliably;
•	The receipt of economic benefits is probable; and
•	Costs incurred and to be incurred are identifiable and can be measured reliably.

The Corporation’s revenue has been categorized as follows:

Principal Revenue
Principal revenue groups together several streams of revenue that the Corporation realizes in delivering services to various loyalty programs. The following is a list of revenue streams and the related revenue recognition policy.

34    Points International Ltd.

Notes to the Consolidated Financial Statements

(i)

Reseller revenue is a type of transactional revenue that is realized when the Corporation takes a principal role in the retailing, wholesaling and/ or transferring of loyalty currency for loyalty program partners. The Corporation’s role as the principal in the transaction is determined by the contractual arrangement in place with the loyalty program partner. In this instance, the Corporation has a substantive level of responsibility with respect to operations, marketing, pricing and commercial transaction support and is the primary obligor in the arrangement. In addition, the Corporation may assume substantive credit and/or inventory risk with each transaction processed. Revenue earned as reseller revenue is recorded on a gross basis. Related costs are recorded as direct costs of principal revenue.

(ii)

Technical design and development work is performed at the commencement of a business relationship with a loyalty program partner. The majority of the technical design and development fees relate to up-front revenues to cover the Corporation’s cost of setting up the loyalty program web interface and customizing the look and feel of the site to that of the loyalty program partner. Once the loyalty program partner website is functional, end consumers are able to transact on the site which gives rise to transactional revenues for the Company for the term of the contract. These technical design and development fees are recorded as multiple component arrangements. When a single sales transaction requires the delivery of more than one product or service (separately identifiable components), the revenue recognition criteria are applied to the separately identifiable components. A component is considered to be separately identifiable if the product or service delivered has stand-alone value to the customer and the fair value associated with the product or service can be measured reliably. Management believes that the technical design and development work does not have stand-alone value to the program partner, and as such, this revenue is deferred, along with direct related costs to the extent there is deferred revenue, and recognized over the term of the contract, which approximates the period of expected benefit.

(iii)

Customized technical design service fees are also charged to loyalty program partners who require custom programming or web-design work that is not tied to an ongoing stream of revenue. This revenue is distinct from any other existing agreement and the delivered product has stand- alone value to the loyalty program partner. This revenue is recognized based on percentage-of-completion at the end of each reporting period. In using the percentage-of-completion method, revenues are generally recorded based on the total hours incurred to date on a contract relative to the total estimated hours.

Other Partner Revenue
Other partner revenue is primarily a type of transactional revenue that is realized when the Corporation takes an agency role in the retailing, wholesaling and/or transferring of loyalty currency for loyalty program partners. The Corporation’s role as an agent in the transaction is determined by the contractual arrangement in place with the loyalty program partner. In this instance, the Corporation has a minimal level of responsibility with respect to operations, marketing, pricing and commercial transaction support. As well, the Corporation assumes minimal credit and inventory risk with each transaction processed. Revenue generated when the Corporation takes an agency role is recorded on a net basis. Other partner revenue also includes revenue received from partners which are not transactional in nature but have been earned in the period, such as management fees charged to loyalty program partners who require custom marketing or non-technical solutions that are not covered by any other agreements with the Corporation.

Interest Revenue
Interest revenue is earned on funds invested in accordance with the Corporation’s Board approved investment policy. Interest revenue is recognized when earned.

When deciding the most appropriate basis for presenting revenue, both the legal form and substance of the agreement between the Corporation and its business partners are reviewed to determine each party’s respective role in the transaction. Where the Corporation’s role in a transaction is that of a principal, revenue is recognized on a gross basis. Where the Corporation’s role in a transaction is that of an agent, revenue is recognized on a net basis with revenue representing the margin earned.

This determination requires the exercise of judgment. In making this assessment, management considers whether the Corporation:

•	has primary responsibility for providing the goods and services to the customer or for fulfilling the orders;
•	has inventory risk before or after the customer order;
•	has discretion in establishing prices (directly or indirectly);
•	bears the customer’s credit risk for the amount receivable from the customer;
•	modifies the product or performs part of the services;
•	has discretion in selecting the supplier used to fulfill an order; or
•	is involved in determining product or service specifications.

(c)	Foreign currency translation

The functional and presentation currency of the Corporation is US dollars (USD). Transactions in currencies other than the Corporation’s functional currency are recognized at the average exchange rates in e¡ect on the transaction date. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rates prevailing at that date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are retranslated to the functional currency at the exchange rates prevailing at the date when the fair value was determined. Non-monetary items that are measured at historical cost in a foreign currency are not retranslated.

2015 Annual Report    35

Notes to the Consolidated Financial Statements

Foreign exchange gains and losses on monetary items are recognized in profit or loss; except for foreign currency derivatives designated as qualifying cash flow hedges, the fair values of which are deferred in accumulated other comprehensive income in shareholders’ equity; refer to Notes 3(d)(iv) and 16.

(d)	Financial instruments

All financial assets and financial liabilities are recognized on the Corporation’s consolidated balance sheets when the Corporation becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are incremental and directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities measured at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities measured at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets and liabilities are offset and the net amount presented in the consolidated balance sheets when, and only when, the Corporation has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(i)	Non-derivative financial assets

Non-derivative financial assets are comprised of the following: loans and receivables and available-for-sale financial assets. All financial instruments are initially measured at fair value. Measurement in periods subsequent to initial recognition depends on the classification of the financial instrument.

The Corporation derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. An interest in transferred financial assets that is created or retained by the Corporation is recognized as a separate asset or liability.

Loans and receivables
Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. They arise principally through the provision of goods and services to customers (accounts receivable), but also incorporate other types of contractual monetary assets. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Available-for-sale financial assets
Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and assets that are not classified in any of the other categories. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale debt instruments, are recognized in other comprehensive income and presented within equity.

When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

(ii)	Non-derivative financial liabilities

Financial liabilities are recognized initially on the date on which the Corporation becomes a party to the contractual provisions of the instrument. The Corporation derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

The Corporation has the following non-derivative financial liabilities: accounts payable and accrued liabilities and payable to loyalty program partners. These financial liabilities are initially recognized at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

The Corporation’s non-derivative financial assets and liabilities are classified and measured as follows:

Asset/Liability	Category	Measurement
Funds receivable from payment processors	Loans and receivables	Amortized cost
Accounts receivable	Loans and receivables	Amortized cost
Long term investment	Available-for-sale financial assets	Fair value
Accounts payable and accrued liabilities	Non-derivative financial liabilities	Amortized cost
Payable to loyalty program partners	Non-derivative financial liabilities	Amortized cost

36    Points International Ltd.

Notes to the Consolidated Financial Statements

(iii)	Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

(iv)	Derivative financial instruments, including hedge accounting

The Corporation holds derivative financial instruments to hedge its foreign currency risk exposures. These derivatives are designated in accounting hedge relationships and the Corporation applies cash flow hedge accounting. On initial designation of the hedge, the Corporation formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Corporation makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Cash flow hedges

The Corporation enters into foreign exchange forward contracts to reduce the foreign exchange risk with respect to the Canadian dollar and the EURO. The changes in fair value of hedging derivatives designated as cash flow hedges are recognized in other comprehensive income, except for any ineffective portion, which is recognized immediately in profit or loss. Gains and losses in accumulated other comprehensive income are reclassified to profit or loss in the same period as the corresponding hedged items affect profit or loss. The carrying amount of hedging derivatives designated as cash flow hedges that mature within one year is included in prepaid expenses and other assets and/or current portion of other liabilities.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in unrealized gains/losses on cash flow hedges in equity remains there until the forecasted transaction affects profit or loss. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item a¡ects profit or loss.

(e)	Cash and cash equivalents

Cash equivalents include highly liquid investments (term deposits) with maturities of three months or less at the date of purchase that are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes. Cash equivalents are carried at amortized cost which approximates their fair value because of the short-term nature of the instruments.

(f)	Funds receivable from payment processors

Funds receivable from payment processors represent amounts collected from customers on behalf of the Corporation and are typically deposited directly to the Corporation’s bank account within three business days from the date of sale.

(g)	Property and equipment

(i) Recognition and measurement

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. The cost consists of the purchase price, and any costs directly attributable to bringing the asset to the location and condition for its intended use.

When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment, and are recognized within other income in profit or loss.

2015 Annual Report    37

Notes to the Consolidated Financial Statements

(ii)	Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value.

Depreciation is recognized in profit or loss based on the estimated useful lives of the assets using the following methods and annual rates:

•	Furniture and fixtures	Straight-line over 5 years
•	Computer hardware	Straight-line over 3 years
•	Computer software	Straight-line over 3 years
•	Leasehold improvements	Straight-line over shorter of useful life
or the lease term

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate.

(h)	Goodwill & Intangible assets

(i)	Goodwill

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of the tangible and intangible net assets acquired. Goodwill is not amortized. The Corporation tests goodwill for impairment annually, at each year end, to determine whether the carrying value exceeds the recoverable amount, as discussed in Note 3 (i).

(ii)	Internal use software development costs

Certain costs incurred in connection with the development of software to be used internally or for providing services to customers are capitalized once a project has progressed beyond a conceptual, preliminary stage to that of application development. Development costs that are directly attributable to the design and testing of identifiable software products controlled by the Corporation are recognized as intangible assets when the following criteria are met:

•	It is technically feasible to complete the software product so that it will be available for use;
•	Management intends to complete the software product and use or sell it;
•	There is an ability to use or sell the software product;
•	It can be demonstrated how the software product will generate probable future economic benefits;
•	Adequate technical, financial and other resources to complete the development and to use or sell the software product are available; and
•	The expenditure attributable to the software product during its development can be reliably measured.

Development costs that qualify for capitalization include both internal and external costs, but are limited to those that are directly related to the specific product. The capitalized development costs are measured at cost less accumulated amortization and accumulated impairment losses. Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including costs incurred in the planning stage and operating stage and expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

Indefinite useful lives
Certain intangible assets with indefinite lives, being domain names, patents and trademarks are not amortized because there is no foreseeable limit to the period that these assets are expected to generate net cash inflows. The Corporation uses judgement to designate these assets as indefinite useful life assets, analyzing all relevant factors, including the expected usage of the asset, the typical life cycle of the asset and anticipated changes in the market demand for the products and services that the asset helps generate.

Finite useful lives
Intangible assets with finite useful lives are amortized into depreciation and amortization in the Consolidated Statements of Comprehensive Income on a straight-line basis over their estimated useful lives as noted in the table below.

Useful lives, residual values and the amortization methods are reviewed at least once a year. Amortization periods and methods are outlined below:

•	Customer Relationships	Straight-line over 10 years
•	Technology	Straight-line over 3 years

(i)	Impairment

Financial Assets

In accordance with IAS 39, Financial Instruments: Recognition & Measurement, the Corporation makes an assessment at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset that has a detrimental impact on the estimated future cash flows associated with the financial asset or group of financial assets.

Non-Financial Assets with Finite Useful Lives

In accordance with IAS 36, Impairment of Assets , the Corporation evaluates the carrying value of non-financial assets with finite lives, being property, plant and equipment and certain intangible assets, whenever events or changes in circumstances indicate that a potential impairment has occurred. An impairment loss is considered to have occurred if the carrying value of an asset is not recoverable.

38    Points International Ltd.

Notes to the Consolidated Financial Statements

Available-for-sale financial assets
If the fair value of an available-for-sale financial asset declines below the carrying amount, qualitative and quantitative assessments of whether the impairment is either significant or prolonged are undertaken. When an available-for-sale asset is assessed to be impaired, an amount comprising the difference between its cost and its current fair value, less any impairment loss previously recognized in profit or loss, is transferred from equity to profit or loss, or charged directly to profit or loss. Impairment reversals in respect of equity instruments classified as available-for-sale are not recognized in profit or loss until realized.

Goodwill & Indefinite Life Intangibles
Goodwill and intangible assets that are not amortized are subject to an annual impairment assessment, and the recoverable amount is estimated each year at the same time. The recoverable amount is the higher of an asset’s/cash generating units’ (“CGU”) fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For the purposes of assessing impairment, assets that do not generate independent cash inflows are grouped at the lowest level for which there are separately identifiable cash inflows such as CGUs. CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to the CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.

If the recoverable amount of the CGUs or group of CGUs to which goodwill has been allocated is less than the carrying amount of the CGUs or group of CGUs, including goodwill, an impairment loss is recorded in the consolidated statements of comprehensive income. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGUs and then to the other assets of the CGUs pro-rata on the basis of the carrying amount of each asset in the CGUs.

The Corporation evaluates impairment losses for potential reversals, other than goodwill impairment, when events or changes in circumstances warrant such consideration. Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, provided that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

(j)	Share-based payment transactions

Employees
The Corporation has two share-based compensation plans for its employees: a share option plan and a share unit plan.

The share option plan allows directors, officers and employees to acquire shares of the Corporation through the exercise of share options granted by the Corporation. Options generally vest over a period of three years. The maximum term of an option is five years from the date of grant. For options with graded vesting, each tranche in an award is considered a separate grant with a different vesting date, expected life and fair value. The fair value of each tranche is recognized into profit or loss over its respective vesting period. The fair value of each tranche is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, expected volatility of the Corporation’s stock, and a weighted average expected life of the options. Options vesting may also be dependent on futures service and share based compensation charges for these options are recorded over each award’s vesting period and charged to profit or loss with a corresponding increase in contributed surplus. Any consideration paid on the exercise of share options is added to share capital along with the related portion previously added to contributed surplus when the compensation costs were charged to profit or loss.

Under the share unit plan, the Corporation grants Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) to its employees. The RSUs vest either over a period of three years or in full on the third anniversary of the grant date. The fair value of a RSU, defined as the volume weighted average trading price per share on the stock exchange during the immediately preceding five trading days, is recognized over the RSU’s vesting period and charged to profit or loss with a corresponding increase in contributed surplus. Under the share unit plan, share units can be settled in cash or shares at the Corporation’s discretion. The Corporation intends to settle all share units in equity at the end of the vesting period.

For PSUs, the estimated fair value of the share-based awards that are ultimately expected to vest are based on future performance-related conditions, are recorded over each award’s vesting period and charged to profit or loss with a corresponding increase in contributed surplus. In determining the number of awards that are expected to vest, the Corporation takes into account voluntary termination behaviour as well as trends of actual forfeitures.

Non-employees
For share-based compensation issued to non-employees, the Corporation recognizes an asset or expense based on the fair value of the good or service received from non-employees.

2015 Annual Report    39

Notes to the Consolidated Financial Statements

(k)	Deferred costs

In relation to the Corporation’s technology design and development revenue involving revenue arrangements with separately identifiable components (see Note 3(b)(ii)), the Corporation incurs direct upfront contract initiation costs associated with the website application design and development. Deferred costs relating to the revenue streams are deferred to the extent of the deferred revenue which does not exceed the minimum guaranteed contractual revenues. These costs are deferred and amortized over the expected life of the agreement. The current portion of deferred costs is included in prepaid expenses and other assets whereas the non-current portion of deferred costs is included in other assets.

(l)	Payable to loyalty program partners

Payable to loyalty program partners includes amounts owing to these partners for loyalty currency purchased by the Corporation as a principal or as an agent collected through eCommerce services for retailing, wholesaling and other loyalty currency services transactions with end users.

(m)	Deferred revenue

Deferred revenue includes proceeds received in advance for technology design and development work and is deferred and recognized over the expected life of the partner agreement (see Note 3(b)(ii)). Deferred revenue also includes proceeds received by the Corporation for the sale of mileage codes that can be redeemed for multiple loyalty program currencies at a later date. Revenue from the sale of these mileage codes is recognized upon redemption. Deferred revenue is included in other liabilities.

(n)	Lease inducements

On signing the office lease, the Corporation received lease inducements from the landlord including a rent-free period of six months and a tenant improvement allowance based on square footage of rentable area of the premises. Lease inducements are amortized to rent expense on a straight-line basis over the term of the lease. Lease inducements are included in other liabilities.

(o)	Income taxes

Income tax expenses comprise current and deferred taxes. Current taxes and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income.

Current taxes are the expected taxes payable or receivable on the taxable income or loss for the period, using tax rates substantively enacted at the reporting date, and any adjustment to taxes payable in respect of previous years.

Deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recognized for:

•	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;
•	temporary differences related to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future; and
•	taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets and liabilities are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been substantively enacted by the reporting date.

In determining the amount of current and deferred tax, the Corporation takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. The Corporation believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience. This assessment relies on estimates and assumptions and may involve a series of judgements about future events. New information that may become available that causes the Corporation to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(p)	Earnings per share (“EPS”)

The Corporation presents basic and diluted earnings per share data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Corporation by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

40     Points International Ltd.

Notes to the Consolidated Financial Statements

(q)	Segment reporting

An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Corporation’s other components. All operating segments’ operating results are reviewed regularly to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. The Corporation operates in a single reportable operating segment – the portfolio of technology solutions to the loyalty program industry.

(r)	New standards and interpretations not yet adopted

The IASB has issued the following new standards and amendments to existing standards:

•

IFRS 15, Revenue from Contracts with Customers – In May 2014, the IASB issued IFRS 15 which supersedes existing standards and interpretations including IAS 18, Revenue and IFRIC 13, Customer Loyalty Programmes.

IFRS 15 introduces a single model for recognizing revenue from contracts with customers with the exception of certain contracts under other IFRSs such as IAS 17, Leases. The standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to a customer and at an amount that reflects the expected consideration receivable in exchange for transferring those goods or services. This is achieved by applying the following five steps:

1.	Identify the contract with a customer;
2.	Identify the performance obligations in the contract;
3.	Determine the transaction price;
4.	Allocate the transaction price to the performance obligations in the contract; and
5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 also provides guidance relating to the treatment of contract acquisition and contract fulfillment costs.

The standard is mandatorily effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Corporation is assessing the impact of this standard on its consolidated financial statements.

•

IFRS 9, Financial Instruments – In July 2014, the IASB issued IFRS 9 (2014) that will eventually supersede the current IAS 39 Financial Instruments standard. This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard is mandatorily effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Corporation is assessing the impact of this standard on its consolidated financial statements.

•

Amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangible Assets – In May 2014, the IASB issued amendments to these standards to introduce a rebuttable presumption that the use of revenue- based amortization methods for intangible assets is inappropriate. The amendment is effective for annual periods beginning on or after January 1, 2016 with early adoption permitted. The adoption of this standard is not expected to have a material impact on the consolidated financial statements.

•

IFRS 16, Leases – In January 2016, the IASB issued IFRS 16 which specifies how a company will recognize, measure, present, and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is twelve months or less or the underlying asset has a low value. The standard is mandatorily effective for annual periods beginning on or after January 1, 2019 with early adoption permitted. The Corporation is assessing the impact of this standard on its consolidated financial statements.

4.	RESTRICTED CASH

Restricted cash of $1,000 (2014 – $1,573) is held primarily as collateral for forward contracts entered into during the normal course of business.

2015 Annual Report    41

Notes to the Consolidated Financial Statements

5.	ACCOUNTS RECEIVABLE

The Corporation’s accounts receivable are comprised mainly of amounts owing to the Corporation by loyalty program partners for transactions carried out on the Points.com website, amounts owing to the Corporation by companies that perform loyalty program transactions where the Corporation is a partner in facilitating such transactions, and amounts charged with respect to loyalty program technical design and development fees. The amount is presented net of an allowance for doubtful accounts. Accounts receivable are comprised of:

	2015	2014
Accounts receivable before allowance for doubtful accounts	$3,034	$2,341
Allowance for doubtful accounts	(46)	(36)
Accounts receivable	$2,988	$2,305

The Corporation’s exposure to credit and currency risks related to accounts receivable is disclosed in Note 16.

6.	PREPAID EXPENSES AND OTHER ASSETS

	2015	2014
Prepaid expenses	$710	$287
Forward exchange contracts designated as cash flow hedges	20	208
Loyalty reward currencies	218	531
Income tax receivable	160	–
Current portion of deferred costs	148	108
Prepaid expenses and current portion of other assets	$1,256	$1,134

Non-current portion of deferred costs	$47	$128
Non-current portion of loyalty reward currencies	2,718	564
Other assets	$2,765	$692

Other assets include the non-current portion of certain loyalty reward currencies held by the Corporation that are used in Points.com Inc.’s retail and promotional activities and the non-current portion of deferred costs.

7.	PROPERTY AND EQUIPMENT

	Computer	Computer	Furniture	Leasehold
	Hardware	Software	& Fixtures	Improvements	Total
Cost
Balance at January 1, 2014	$1,871	$1,510	$748	$1,317	$5,446
Additions	512	56	107	79	754
Disposals / Write-Offs	(5)	–	(9)	–	(14)
Balance at December 31, 2014	$2,378	$1,566	$846	$1,396	$6,186
Additions	227	193	157	70	647
Disposals / Write-Offs	(37)	–	(5)	–	(42)
Balance at December 31, 2015	$2,568	$1,759	$998	$1,466	$6,791

Depreciation and impairment losses
Balance at January 1, 2014	$1,234	$1,057	$497	$566	$3,354
Depreciation for the year	402	261	107	220	990
Disposals / Write-Offs	(5)	–	(9)	–	(14)
Balance at December 31, 2014	$1,631	$1,318	$595	$786	$4,330
Depreciation for the year	433	243	111	250	1,037
Disposals / Write-Offs	(37)	–	(5)	–	(42)
Balance at December 31, 2015	$2,027	$1,561	$701	$1,036	$5,325

Carrying amounts
At December 31, 2014	$747	$248	$251	$610	$1,856
At December 31, 2015	$541	$198	$297	$430	$1,466

42    Points International Ltd.

Notes to the Consolidated Financial Statements

8.	INTANGIBLE ASSETS

	Customer	Domain
	relationships	names[1]	Technology[3]	Other[1]	Total
Cost
Balance at January 1, 2014	$–	$–	$9,233	$142	$9,375
Additions	–	–	1,838	56	1,894
Additions acquired through acquisitions[2]	8,500	4,300	2,931	–	15,731
Impairments / Write-offs	–	–	–	–	–
Balance at December 31, 2014	$8,500	$4,300	$14,002	$198	$27,000
Additions	–	–	2,799	6	2,805
Impairments / Write-offs	–	–	(29)	–	(29)
Balance at December 31, 2015	$8,500	$4,300	$16,772	$204	$29,776

Amortization and impairment losses
Balance at January 1, 2014	$–	$–	$7,520	$–	$7,520
Amortization for the year	74	–	1,086	–	1,160
Impairments / Write-offs	–	–	–	–	–
Balance at December 31, 2014	$74	$–	$8,606	$–	$8,680
Amortization for the year	847	–	1,662	–	2,509
Impairments / Write-offs	–	–	(29)	–	(29)
Balance at December 31, 2015	$921	$–	$10,239	$–	$11,160

Carrying amounts
At December 31, 2014	$8,426	$4,300	$5,396	$198	$18,320
At December 31, 2015	$7,579	$4,300	$6,533	$204	$18,616

[1]

Domain names and Other which includes Patents and Trademarks are deemed to have indefinite useful lives and are therefore not amortized. The Company’s classification of certain intangible assets with indefinite useful lives is based on the expectation that these assets will continue to contribute to the Company’s net cash inflows on an indefinite basis. The determination of these assets as having indefinite useful lives is based on judgment that includes an analysis of all relevant factors, including the expected usage of the asset, anticipated renewal of the licenses, the typical life cycle of the asset and anticipated changes in the market demand for the products and services that the asset helps generate.

[2]	See note 24 for Acquisition of Businesses in fiscal 2014.
[3]	Technology includes technological assets acquired through acquisitions and internal use software development costs.

During the year ended December 31, 2015, an amount of $1,122 was recognized as research and development expenses (2014 – $1,198).

9.	GOODWILL

Cost
Balance at January 1, 2014	$2,580
Additions[1]	4,550
Impairments	–
Balance at December 31, 2014	$7,130
Additions	–
Impairments	–
Balance at December 31, 2015	$7,130

[1]	See note 24 for additions to goodwill in 2014

Impairment testing for cash-generating units containing goodwill as at December 31, 2015

The Corporation tests cash generating units (“CGUs”) or groups of cash generating units with indefinite life intangible assets and/or allocated goodwill for impairment as at December 31 of each calendar year. For the purposes of the 2015 annual impairment testing, management has determined that the Corporation has a single CGU, Points International Ltd. The goodwill acquired as part of the Milepoint acquisition in 2004 was previously allocated to a group of CGUs comprising certain partner relationships of the business (the Milepoint CGU). The technology acquired from each of the Corporation’s historical acquisitions, including Milepoint, has been further augmented and integrated with the Company’s new Loyalty Commerce Platform in 2015. Management determined that this development represented a significant change in the independently generated cash flows and that the business is a single operating unit which represents the smallest group of assets generating independent cash flows. Goodwill and indefinite life intangible assets are tested as part of the Points International Ltd. CGU.

When assessing whether or not there is impairment, the Corporation determines the recoverable amount of a cash generating unit based on the greater of its value in use or its fair value less costs to sell. Value in use is estimated by discounting estimated future cash flows to their present value. We estimate the discounted future cash flows for periods of up to five years and a terminal value. The future cash flows are based on our estimates and expected future operating results of the cash generating unit after considering economic conditions and a general outlook for the cash generating unit’s industry. Discount rates consider market rates of return, debt to equity ratios and certain risk premiums, among other things. The terminal value is the value attributed to the cash generating unit’s operations beyond the projected time period of the cash flows using a perpetuity rate based on expected economic conditions and a general outlook for the industry.

2015 Annual Report    43

Notes to the Consolidated Financial Statements

We have made certain assumptions for the discount and terminal growth rates to reflect variations in expected future cash flows. These assumptions may differ or change quickly depending on economic conditions or other events. It is therefore possible that future changes in assumptions may negatively affect future valuations of cash generating units and goodwill, which could result in impairment losses.

The table below is an overview of the methods and assumptions we used to determine recoverable amounts for the cash generating unit with indefinite life intangible assets and goodwill.

(In thousands of dollars, except years and percentages)

Carrying
value of
	Carrying	indefinite-life	Recoverable	Periods	Terminal	Pre-tax
	value of	intangible	amount	used	growth	discount
	goodwill	assets	method	(years)	rates %	rates %
Points International Ltd.	$7,130	$4,300	Value in Use	5	2.5%	20.9%

Impairment losses
We did not record an impairment charge to goodwill in 2015 or 2014.

10.	INCOME TAXES

	2015	2014
Current Tax Expense
Current year	$213	$252
Prior year	–	$(28)
	$213	$224

	2015	2014
Deferred Tax Expense
Current year movement in recognized temporary differences and losses	2,261	2,029
Recognition of previously unrecognized tax losses	–	(165)
	$2,261	$1,864

Total income tax expense	$2,474	$2,088

Income tax recognized in other comprehensive income

For the year ended
December 31,			2015			2014
In thousands of US dollars	Before	Tax	Net of	Before	Tax	Net of
	tax	benefit	tax	tax	benefit	tax
Loss on foreign exchange derivatives designated as cash flow hedges	$(1,796)	$476	$(1,320)	$(779)	$206	$(573)

Reclassification to net income of loss on foreign exchange derivatives designated as cash flow hedges	1,428	(378)	1,050	767	(203)	564
	$(368)	$98	$(270)	$(12)	$3	$(9)

Reconciliation of effective tax rate

The total provision for income taxes differs from that amount which would be computed by applying the Canadian federal income tax rate to income before income taxes. The reasons for these differences are as follows:

	2015	2014
Income tax expense at statutory rate of 26.5% (2014 – 26.5%)	$2,024	$1,793
Increase (decrease) in taxes resulting from:
Tax cost of non-deductible items	296	275
Recognition of previously unrecognized tax losses	–	(165)
Other differences	154	185
Income tax expense	$2,474	$2,088

44    Points International Ltd.

Notes to the Consolidated Financial Statements

Recognized deferred tax assets

Deferred tax assets are attributable to the following:

In thousands of US dollars	2015	2014
Deferred tax assets
Property and equipment	$–	$1,373
Forward exchange contracts	209	111
Intangibles	760	511
Reserves	2	14
RSU	314	356
Tax losses	401	1,127
	$1,686	$3,492
Deferred tax liabilities
Property and equipment	$356	–
Forward exchange contracts	–	–
Intangibles	–	–
Reserves	–	–
RSU	–	–
	$356	$–
Net deferred tax assets	$1,330	$3,492

The Corporation has capital losses of $5,456 (2014 – $5,456) which can be carried forward indefinitely and are not included as part of the deferred tax asset.

The Corporation has non-capital loss carry-forwards in Canada for income tax purposes in the amount of approximately $1,485. The losses may be used to reduce future years’ taxable income and expire approximately as follows:

Total
2032	$1,485
Total	$1,485

The utilization of the deferred tax assets is dependent upon future taxable profits in excess of the profits arising on the reversal of existing taxable temporary differences.

Unrecognized deferred tax assets and liabilities

Deferred tax assets and liabilities have not been recognized in respect of the following items:

	2015	2014
Tax losses	$723	$723
Net deferred tax asset	$723	$723

Current Tax Receivable and Payable

The Corporation has recognized a current tax receivable of $160 (2014 – nil) within the Prepaid expenses and other assets balance presented on the balance sheet. In addition, the Corporation has recognized a current tax liability of $278 (2014 – $309) within the Accounts payable and accrued liabilities.

Temporary Differences Associated with Points International Limited Investments

The temporary difference associated with the investments in the Corporation’s subsidiaries is $370. A deferred tax liability associated with these investments has not been recognized as the Corporation controls the timing of the reversal and it is probable that the temporary difference will not reverse in the foreseeable future.

At December 31, 2015, a deferred tax liability of nil (2014 – nil) was recognized for taxes that would be payable on the unremitted earnings of certain subsidiaries of Points International Limited as the Corporation has determined that the undistributed profits of its subsidiaries will not be distributed in the foreseeable future.

11.	OTHER LIABILITIES

	2015	2014
Forward exchange contracts designated as cash flow hedges	$845	$665
Current portion of lease inducements	152	132
Current portion of deferred revenue	855	488
Current portion of other liabilities	$1,852	$1,285

Non-current portion of lease inducements	76	214
Non-current portion of deferred revenue	46	55
Other liabilities	$122	$269

2015 Annual Report    45

Notes to the Consolidated Financial Statements

12.	CAPITAL AND OTHER COMPONENTS OF EQUITY

Authorized with no Par Value

Unlimited common shares Unlimited preferred shares

Issued

At December 31, 2015 all issued shares are fully paid. The holders of common shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share. There were no dividends declared in 2015 (2014 – nil).

Accumulated other comprehensive income

Accumulated other comprehensive income is comprised of the unrealized gains/ losses on cash flow hedges. The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

Normal Course Issuer Bid (“NCIB”)

On February 4, 2015, the Board of Directors of the Corporation approved a plan to repurchase the Corporation’s common shares. The Corporation was informed that the Toronto Stock Exchange (“TSX”) accepted its notice of intention to make an NCIB to repurchase up to 782,504 of its common shares (the “Repurchase”), representing approximately 5% of its 15,650,085 common shares issued and outstanding as of February 25, 2015.

The Company repurchased and cancelled, through the facilities of the TSX, 439,094 common shares, at an aggregate purchase price of $4,567, for the year ended December 31, 2015, resulting in a reduction to stated capital and contributed surplus of $1,704 and $2,863, respectively. All of these shares were repurchased for cancellation pursuant to private agreements between the Company and arm’s-length third party sellers. These purchases were made under issuer bid exemption orders issued by the Ontario Securities Commission and are included in calculating the number of common shares that the Company may purchase pursuant to the NCIB.

Capital management

The Corporation’s financial strategy is designed and formulated to maintain a flexible capital structure to allow the Corporation the ability to respond to changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Corporation may issue debt. The Corporation’s financing and refinancing decisions are made on a specific transaction basis and depend on such things as the Corporation’s needs, and market and economic conditions at the time of the transaction. The Corporation may invest in longer or shorter term investments depending on eventual liquidity requirements. The Corporation does not have any externally imposed capital compliance requirements other than restricted cash and those required to maintain the credit facilities. There were no changes in the Corporation’s approach to capital management during the year.

13.	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	2015	2014
Net income available to common shareholders for basic and diluted earnings per share	$5,165	$4,684
Weighted average number of common shares outstanding – basic	15,547,595	15,402,258
Effect of dilutive securities – share-based payments	53,575	224,801
Weighted average number of common shares outstanding – diluted	15,601,170	15,627,059
Earnings per share – reported
Basic	$0.33	$0.30
Diluted	$0.33	$0.30

(a)	Basic earnings per share

Earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the year.

46    Points International Ltd.

Notes to the Consolidated Financial Statements

(b)	Diluted earnings per share

Diluted earnings per share represents what the net income per share would be if instruments convertible into common shares had been converted at the beginning of the period, or at the time of issuance, if later. In determining diluted earnings per share, the average number of common shares outstanding is increased by the number of shares that would have been issued if all share options with an issue price below the average share price for the period had been exercised at the beginning of the period, or at the time of issuance, if later. The average number of common shares outstanding is also decreased by the number of common shares that could have been repurchased on the open market at the average share price for the year by using the proceeds from the exercise of share options. Share options with a strike price above the average share price for the period are not adjusted because including them would be anti-dilutive.

At December 31, 2015, 618,880 options (2014 – 125,500) were excluded from the diluted weighted average number of common shares calculation as their effect would have been anti-dilutive.

The average market value of the Corporation’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

14.	SHARE-BASED PAYMENTS

As at December 31, 2015, the Corporation had two share-based compensation plans for its employees: a share option plan and a share unit plan.

Share option plan

Under the share option plan, employees, directors and consultants are periodically granted share options to purchase common shares at prices not less than the market price of the common shares on the day prior to the date of grant. The options generally vest over a three-year period and expire at the end of five years from the grant date. Under the plan, share options can only be settled in equity.

	December 31, 2015	December 31, 2014
Options authorized by shareholders	2,250,000	2,250,000
Less: options exercised	(1,380,111)	(1,244,713)
Net options authorized	869,889	1,005,287
Less: options issued and outstanding	(760,774)	(547,289)
Options available for grant	109,115	457,998

Fair value

The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model. Expected volatility is determined by the amount the Corporation’s daily share price fluctuated over the expected life of the options. The fair value of options granted in 2015 and 2014 were calculated using the following weighted assumptions:

	2015	2014
Dividend yield	NIL	NIL
Risk free rate	0.51%	1.20%
Expected volatility	40.39%	36.63%
Expected life of options in years	4.20	4.20

A summary of the status of the Corporation’s share option plan as of December 31, 2015 and 2014, and changes during the years ended on those dates is presented below.

	2015		2014
		Weighted		Weighted
		Average		Average
	Number of	Exercise Price	Number of	Exercise Price
	Options	(in CAD$)	Options	(in CAD$)
Beginning of year	547,289	$15.34	478,593	$10.13
Granted	375,906	$12.34	126,252	30.74
Exercised	(135,398)	$6.24	(55,713)	5.14
Expired and forfeited	(27,023)	$12.19	(1,843)	23.91
End of year	760,774	$15.59	547,289	$15.34
Exercisable at end of year	314,105	$15.11	232,748	$9.87
Weighted average fair value of options granted		$3.85		$9.54

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
		contractual	exercise		exercise
Range of Exercise	Number of	life	price	Number of	price
Prices (in CAD$)	options	(years)	(in CAD$)	options	(in CAD$)
$5.00 to $9.99	87,745	1.20	$9.73	87,745	$9.73
$10.00 to $14.99	407,684	3.69	$12.17	84,035	$11.50
$15.00 to $19.99	143,553	2.23	$15.97	98,348	$15.96
$20.00 and over	121,792	3.21	$30.84	43,977	$30.84
	760,774			314,105

2015 Annual Report    47

Notes to the Consolidated Financial Statements

Share unit plan

On March 7, 2012 the Corporation implemented an employee share unit plan (the “Share Unit Plan”) under which employees are periodically granted RSUs and PSUs.

The RSUs vest either over a period of three years or in full on the third anniversary of the grant date. During 2015, 242,860 RSUs have been granted (2014 – 53,279) and there were no PSUs issued (2014 – 73,758). As at December 31, 2015, 301,841 RSUs and nil PSUs were outstanding (2014 – 228,035 RSUs and PSUs).

	Number of RSUs	Weighted Average
	and PSUs	Fair Value (in CAD$)
Balance at January 1, 2015	228,035	$20.38
Granted	242,860	$12.92
Vested	(64,119)	$12.51
Forfeited	(104,935)	$22.30
Balance at December 31, 2015	301,841	$15.38

	Number of RSUs	Weighted Average
	and PSUs	Fair Value (in CAD$)
Balance at January 1, 2014	126,438	$13.92
Granted	127,037	$25.54
Vested	(12,000)	$10.32
Forfeited	(13,440)	$17.35
Balance at December 31, 2014	228,035	$20.38

Included in the table above are 73,758 PSUs which were granted to certain employees in 2014 and were all forfeited in 2015.

The fair value of each RSU, determined at the date of grant using the volume weighted average trading price per share on the TSX during the immediately preceding five trading days, is recognized over the RSU’s vesting period and charged to profit or loss with a corresponding increase in contributed surplus.

Under the Share Unit Plan, share units can be settled in cash or shares at the Corporation’s discretion. The Corporation intends to settle all share units in equity at the end of the vesting period. To fulfill this obligation, the Corporation has appointed a trustee to administer the program and will purchase shares from the open market through a share purchase trust on a periodic basis. For the year ended December 31, 2015, the Corporation made two purchases of the Corporation’s common shares for a total of 97,360 shares (2014 – 32,000) for $1,215 (2014 – $731). As at December 31, 2015, 153,453 of the Corporation’s common shares were held in trust.

The Corporation accounts for the share-based awards granted under both plans in accordance with the fair value based method of accounting for equity settled share-based compensation arrangements per IFRS 2, Share-based Payment. The estimated fair value of the awards that are ultimately expected to vest is recorded over the vesting period as part of employment costs. The compensation cost for all share-based awards that has been charged against profit or loss and included in employment costs is $1,588 for the year ended December 31, 2015 (2014 – $1,821).

15.	OPERATING EXPENSES

	2015	2014
Office expenses	$1,227	$1,118
Travel and personnel expenses	1,725	1,844
Professional fees	1,482	1,838
Insurance, bad debts and governance	1,432	810
Operating expenses	$5,866	$5,610

16.	FINANCIAL INSTRUMENTS

The Corporation has exposure to the following risks from its use of financial instruments:

•	credit risk
•	liquidity risk
•	market risk

This note presents information about the Corporation’s exposure to each of the above risks, the Corporation’s objectives, policies and processes for measuring and managing risk, and the Corporation’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Corporation’s risk management framework. The Corporation’s risk management policies are established to identify and analyze the risks faced by the Corporation, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Corporation’s activities. The Corporation, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Corporation’s Audit Committee oversees how management monitors compliance with the Corporation’s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Corporation.

48    Points International Ltd.

Notes to the Consolidated Financial Statements

Credit risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Corporation’s receivables from customers.

The Corporation’s cash and cash equivalents and restricted cash held as collateral also subject the Corporation to credit risk. The Corporation has term deposits, consistent with its practice of protecting its capital rather than maximizing investment yield. The Corporation manages credit risk by investing in cash equivalents and term deposits rated at A or R1 or above.

The Corporation, in the normal course of business, is exposed to credit risk from its customers and the accounts receivable are subject to normal industry risks. The Corporation usually provides various loyalty currency services to loyalty program operators which normally results in an amount payable to the loyalty program operator in excess of the amount held in accounts receivable. The Corporation also manages and analyzes its accounts receivable on an ongoing basis and hence the Corporation’s exposure to bad debts has not been significant.

The aging of accounts receivable is as follows:

	December 31, 2015	December 31, 2014
Current	$2,217	$1,882
Past due 31–60 days	77	30
Past due 61–90 days	261	175
Past due 91–120 days	112	88
Past due over 120 days	367	166
Trade accounts receivable	3,034	2,341
Less allowance for doubtful accounts	(46)	(36)
	$2,988	$2,305

The following table provides the change in allowance for doubtful accounts for trade accounts receivable:

	2015	2014
Balance, beginning of year	$36	$13
Provision for doubtful accounts	61	32
Bad debts written o¡, net of recoveries	(51)	(9)
Balance, end of year	$46	$36

The provision for doubtful accounts has been included in operating expenses in the consolidated statements of comprehensive income, and is net of any recoveries of amounts that were provided for in a prior period. The carrying amount of the Corporation’s financial assets represent its maximum exposure to credit risk.

Liquidity risk

Liquidity risk is the risk that the Corporation will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Corporation actively maintains access to adequate funding sources to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. The following table summarizes the carrying amount and the contractual maturities of both the interest and principal portion of significant financial liabilities as at December 31, 2015 and 2014:

		Contractual Cash Flow Maturities
	Carrying	Total	Within	1 year to	3 years
	Amount		1 year	3 years	and
As at December 31, 2015					beyond
Accounts payable and accrued liabilities	$5,808	$5,808	$5,808	$–	$–
Forward exchange contracts designated as cash flow hedges	845	845	845	–	–
Payable to loyalty program partners	49,526	49,526	49,526	–	–
	$56,179	$56,179	$56,179	$–	$–

		Contractual Cash Flow Maturities
	Carrying	Total	Within	1 year to	3 years
	Amount		1 year	3 years	and
As at December 31, 2014					beyond
Accounts payable and accrued liabilities	$6,260	$6,260	$6,260	$–	$–
Forward exchange contracts designated as cash flow hedges	665	665	665	–	–
Payable to loyalty program partners	36,030	36,030	36,030	–	–
	$42,955	$42,955	$42,955	$–	$–

Management believes that cash on hand, future cash flows generated from operations and availability of current and future funding will be adequate to repay these financial liabilities when they become due.

2015 Annual Report    49

Notes to the Consolidated Financial Statements

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates, will a¡ect the Corporation’s cash flows or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Currency risk

The Corporation has customers and suppliers that transact in currencies other than the US dollar which gives rise to a risk that earnings and cash flows may be adversely affected by fluctuations in foreign currency exchange rates. The Corporation is primarily exposed to the Canadian dollar, the EURO and the British Pound. The Corporation enters into foreign exchange forward contracts to reduce the foreign exchange risk with respect to Canadian dollar denominated disbursements and revenues which are denominated in the EURO. Revenues earned from the Corporation’s partners based in Canada are contracted in and paid in Canadian dollars. The Corporation uses these funds to fund the Canadian operating expenses thereby reducing its exposure to foreign currency fluctuations.

As at December 31, 2015, forward contracts with a notional value of $13,599, and in a net liability position of $825 (2014 – $457 in liability position), with settlement dates extending to November 2016, have been designated as cash flow hedges for hedge accounting treatment under IAS 39, Financial Instruments: Recognition and Measurement. These contracts are intended to reduce the foreign exchange risk with respect to anticipated Canadian dollar denominated expenses and EURO denominated revenue.

The change in fair value of derivatives designated in cash flow hedges is recognized in other comprehensive income, except for any ineffective portion, which is recognized immediately in the foreign exchange gain or loss. As at December 31, 2015 and 2014, all hedges were considered effective. Realized gains and losses in accumulated other comprehensive income are reclassified to profit or loss in the same period as the corresponding hedged items are recognized in income. In 2015, total realized losses of $1,784 were reclassified to employment costs (2014 – $758 total realized losses) for Canadian dollar currency hedges and realized gains of $356 (2014 – $10 total realized losses) were reclassified to principal revenue for EURO currency hedges. The carrying amount of hedging derivatives designated in cash flow hedges that mature within one year is included in prepaid expenses and other assets and/or current portion of other liabilities.

The Corporation holds balances in foreign currencies that give rise to exposure to foreign exchange risk. In general and strictly relating to the foreign exchange (“FX”) gain or loss of translating certain non-US dollars balance sheet accounts, a strengthening US dollar will lead to an FX loss on assets and gain on liabilities and vice versa. Sensitivity to a +/- 10% movement in all currencies held by the Corporation versus the US dollar would affect the Corporation’s net income by $56 (2014 – $107) excluding the effect of hedging. Significant balances denominated in foreign currencies that are considered financial instruments are as follows:

As at December 31, 2015	USD Total	CAD	GBP	EUR
FX Rates used to translate to USD		0.7209	1.4802	1.0906
Financial assets
Cash and cash equivalents	$51,364	2,848	2,529	3,207
Restricted cash	1,000	–	–	–
Funds receivable from payment processors	6,588	–	457	576
Accounts receivable	2,988	586	476	51
	$61,940	3,434	3,462	3,834
Financial liabilities
Accounts payable and accrued liabilities	$5,808	4,294	597	55
Payable to loyalty program partners	49,526	–	2,846	3,786
	$55,334	4,294	3,443	3,841

As at December 31, 2014	USD Total	CAD	GBP	EUR
FX Rates used to translate to USD		0.8599	1.5532	1.2155
Financial assets
Cash and cash equivalents	$36,868	69	2,498	5,349
Restricted cash	1,573	376	–	–
Funds receivable from payment processors	6,691	1	768	1,516
Accounts receivable	2,305	592	367	58
	$47,437	1,038	3,633	6,923
Financial liabilities
Accounts payable and accrued liabilities	$6,260	3,530	447	95
Payable to loyalty program partners	36,030	–	2,481	5,102
	$42,290	3,530	2,928	5,197

Interest rate risk

The Corporation does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on the investments, owing to the short-term nature of the investments.

50    Points International Ltd.

Notes to the Consolidated Financial Statements

Determination of fair value

For financial assets and liabilities that are valued at other than fair value on the consolidated statement of financial position (funds receivable from payment processors, security deposits, accounts receivable, accounts payable and accrued liabilities and payable to loyalty program partners), fair value approximates the carrying value at December 31, 2015 and 2014 due to their short-term maturities.

Fair value hierarchy

The Corporation has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies, as disclosed below. However, considerable judgment is required to develop certain of these estimates. Accordingly, these estimated values are not necessarily indicative of the amounts the Corporation could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of each class of financial instruments are discussed below.

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities
•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)
•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Quoted market prices for an identical asset or liability represent a Level 1 valuation. When quoted market prices are not available, the Corporation maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the use of significant unobservable inputs are considered Level 3. The fair value of financial assets and financial liabilities measured at fair value in the consolidated balance sheet as at December 31, 2015 and 2014 are as follows:

2015	Carrying Value	Level 2	Level 3
Assets:
Forward exchange contracts designated as cash flow hedges[1]	$20	$20	$–
Investment in China Rewards[2]	5,000	–	5,000
Liabilities:
Forward exchange contracts designated as cash flow hedges[1]	(845)	(845)	–
	$4,175	$(825)	$5,000

2014	Carrying Value	Level 2	Level 3
Assets:
Forward exchange contracts designated as cash flow hedges[1]	$208	$208	$–
Investment in China Rewards[2]	5,000	–	5,000
Liabilities:
Forward exchange contracts designated as cash flow hedges[1]	(665)	(665)	–
	$4,543	$(457)	$5,000

[1]

The carrying values of the Corporation’s forward contracts are included in prepaid expenses and other assets and current portion of other liabilities in the consolidated statements of financial position.

[2]	The valuation technique used by the Corporation for the Investment in China Rewards was a discounted cash flow approach.

There were no material financial instruments categorized in Level 1 as at December 31, 2015 and December 31, 2014 and there were no transfers of fair value measurement between Levels 2 and 3 of the fair value hierarchy in the respective periods. There were no gains or losses recognized in other comprehensive loss as a result of financial instruments categorized in Level 3 during the year ended December 31, 2015 or 2014.

17.	GUARANTEES AND COMMITMENTS

	Total	Year 1[3]	Year 2	Year 3	Year 4	Year 5+
Operating leases[1]	$8,087	$863	$1,443	$1,306	$1,238	$3,237
Principal revenue[2]	670,163	169,344	194,168	170,751	135,900	–
	$678,250	$170,207	$195,611	$172,057	$137,138	$3,237

[1]	The Corporation is obligated under various non-cancellable operating leases for premises and equipment and service agreements for web hosting services.
[2]

For certain loyalty partners, the Corporation guarantees a minimum level of purchase of points/miles, for each contract year, over the duration of the contract term between the Corporation and loyalty program partner. Management evaluates each guarantee at each interim reporting date and at the end of each contract year, to determine if the guarantee was met for that respective contract year.

[3]	The guarantees and commitments schedule is prepared on a rolling 12-month basis.

The Corporation leases office premises, equipment and services under operating leases. The leases typically run for a period of 1 to 7 years, with an option to renew the lease after that date. During the year ended December 31, 2015 an amount of $730 was recognized as an expense in profit or loss in respect of operating leases (2014 – $721).

2015 Annual Report    51

Notes to the Consolidated Financial Statements

18.	DETERMINATION OF FAIR VALUES

A number of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(i)	Intangible assets

The fair value of the intangible assets, including customer relationships, acquired technology, domain names, trademark, patents, and internally use software development costs, is based on the present value of expected future cash flows, or using other judgments and estimates, expected to be derived from the use and eventual sale of the assets.

(ii)	Goodwill

The fair value of goodwill is based on the discounted cash flows, less impairment, that are expected to be derived from product offerings of specific contractual arrangements and the partner relationships.

(iii)	Derivatives

The fair value of forward exchange contracts is based on valuations received from the derivative counterparty, which management evaluates for reasonability. Fair values reflect the credit risk of the instrument and include adjustments to take account of the credit risk of the Corporation and the derivative counterparty when appropriate.

(iv)	Long-term investment

The fair value of the investment in China Rewards is based on a discounted cash flow approach.

19.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash balances related to operations are as follows:

	2015	2014
Decrease in funds receivable from payment processors	$103	$2,380
Increase in accounts receivable	(683)	(877)
(Increase) decrease in prepaid expenses and other assets	(122)	1,097
Increase in other assets	(2,073)	(145)
(Decrease) increase in accounts payable and accrued liabilities	(452)	562
Increase (decrease) in other liabilities	420	(17)
Increase (decrease) in payable to loyalty program partners	13,496	(20,081)
	$10,689	$(17,081)

20.	OPERATING SEGMENT

The Corporation provides technology solutions to the loyalty program industry and is organized and managed as a single operating segment with its operating results reviewed by the Corporation’s chief executive officer, the chief operating decision maker.

Enterprise-wide disclosures – Geographic information

	2015	2014
Revenue
United States	$258,448	$218,445
Europe	28,126	32,060
Canada and other	9,802	4,484
	$296,376	$254,989
Revenue
United States	87%	86%
Europe	10%	13%
Canada and other	3%	1%
	100%	100%

Revenues earned by the Corporation are generated from sales to loyalty program partners directly or from sales directly to members of loyalty programs with which the Corporation partners. Revenue by geographic region are shown above and are based on the country of residence of each of the Corporation’s loyalty partners. At December 31, 2015 and 2014, substantially all of the Corporation’s assets were in Canada.

Notes to the Consolidated Financial Statements

Dependence on loyalty program partners

For the year ended December 31, 2015, there were three (2014 – four) loyalty program partners for which sales to their members individually represented more than 10% of the Corporation’s total revenue. In aggregate these three partners represented 67% (2014 – 81% represented by four partners) of the Corporation’s total revenue.

21.	RELATED PARTIES

Transactions with key management personnel

Transactions

Certain members of the Board of Directors, or their related parties, hold positions in other companies that result in them having control or significant influence over those companies. One of these companies transacted with the Corporation during the year. The terms and conditions of these transactions are consistent with those conducted with third parties at arm’s length. The amounts owing are unsecured, interest-free and due for payment under normal payment terms from the date of the transaction.

The Corporation recognized the value and outstanding balances related to these transactions as follows:

In thousands of Canadian dollars

	Transaction values for the year		Balance outstanding as at
	ended December 31		December 31
	2015	2014	2015	2014
Marketing expenses	$89	$137	$8	$–

The Corporation has an investment in China Rewards which allows it to elect one member of the Board of Directors. As at December 31, 2015, the Corporation had a receivable of $93 from China Rewards. The transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The Corporation has earned commission revenue of $14 on the aforementioned transactions.

Compensation
In addition to their salaries, the Corporation also provides non-cash benefits to directors and executive officers. Directors and executive officers participate in the Corporation’s share-based compensation plans (see Note 14).

Key management personnel compensation comprised the following:

In thousands of Canadian dollars	2015	2014
Short-term employee salaries and benefits	$2,402	$2,632
Share-based payments	1,904	1,352
Total compensation	$4,306	$3,984

22.	CORPORATE ENTITIES

As at December 31, 2015, the Corporation has the following wholly-owned subsidiaries:

	Country of
	incorporation	Ownership interest
		2015	2014
Points.com Inc.	Canada	100%	100%
Points International (US) Ltd.	U.S.A.	100%	100%
Points International (UK) Ltd.	U.K.	100%	100%
Points Development (US) Ltd.	U.S.A.	100%	100%

23.	LONG-TERM INVESTMENT

In 2013, the Corporation entered into a binding agreement to make a minority investment, up to $5,000, in China Rewards, a domestic Chinese retail coalition loyalty program start-up based in Shanghai, People’s Republic of China. The investment was agreed to be made in a series of tranches, subject to certain milestones being met.

As at December 31, 2015, the Corporation has made an investment of $5,000 in China Rewards, of which $1,500 was invested in 2014 and $3,500 was invested in 2013. This investment is classified as an available-for-sale security and measured at fair value on the consolidated statements of financial position with changes in fair value recorded in other comprehensive income. During 2015, there was no change in fair value (2014 – nil).

24.	ACQUISITION OF BUSINESSES

The Corporation made two acquisitions in 2014, which are described below. The acquisitions have been accounted for using the acquisition method of accounting in accordance with IFRS 3, Business Combinations, and included the results of operations of the acquired entities from the dates of acquisition in our consolidated statements of comprehensive income.

2015 Annual Report    53

Notes to the Consolidated Financial Statements

Accruity Inc.

On April 22, 2014, the Corporation purchased 100% of the common and preferred shares of Accruity Inc. (“Accruity”) for cash consideration of $2,000. Accruity is the San Francisco based start-up operator of the PointsHound loyalty-based hotel booking service, and the acquisition of Accruity will help the Corporation progress on its long term growth objectives. On May 9, 2014, a Certificate of Amendment of the Certificate of Incorporation was filed changing the name of Accruity Inc. to Points Development (US) Ltd.

Goodwill of $1,449 represents the expected operational synergies to help broaden the Corporation’s customer facing product suite and intangible assets that do not qualify for separate recognition. The goodwill is not tax deductible.

Crew Marketing International, Inc.

On December 22, 2014, the Corporation purchased substantially all of the assets of Crew Marketing International, Inc. (“Crew Marketing”) for total consideration of $17,538. The consideration included $14,500 of cash consideration paid on the acquisition date. The acquisition included 238,393 units of restricted share consideration, with an acquisition date value of $2,788, held in escrow and to be paid 18 months from the date of acquisition. Crew Marketing provided technological and commercial applications to power loyalty commerce solutions for the United Airlines MileagePlus loyalty program, and as a result of the acquisition, the Corporation owns these applications and will be the provider of loyalty commerce solutions to United Airlines.

Goodwill of $3,101 represents the expanded growth of the existing business with the United Airlines MileagePlus loyalty user base and the ability to promote technologies and applications to the existing customer base and/or intangible assets that do not qualify for separate recognition. The goodwill is tax deductible.

Consideration transferred, assets acquired and liabilities assumed

The total consideration and calculation of goodwill in the 2014 acquisitions is shown below:

	Crew Marketing International, Inc.	Accruity Inc.
Cash	$14,500	$1,525
Holdback	250	475
Equity consideration	2,788	–
Total consideration	$17,538	$2,000

Fair value of consideration transferred	$17,538	$2,000
Current assets	–	62
Customer relationship	8,500	–
Domain names	4,300	–
Technology	2,200	731
Current liabilities	–	(192)
Deferred tax liability	(563)	(50)
Fair value of net identifiable assets acquired and liabilities assumed	14,437	551
Goodwill	$3,101	$1,449

25.	CREDIT FACILITIES

On July 2, 2015, the Corporation entered into a bank credit facility agreement with Royal Bank of Canada, in which the following three credit facilities became available to the Corporation:

Revolving term facility (“Facility #1”) of $6,000 available until July 2, 2016. The interest rate charged on borrowings from Facility #1 ranges from 0.35% to 0.75% per annum over the bank base rate.

Term loan facility (“Facility #2”) of $7,500 to be utilized solely for the purposes of financing the cash consideration relating to acquisitions made by the Corporation. This facility is available until July 2, 2016. The interest rate charged on borrowings from Facility #2 ranges from 0.40% to 0.80% per annum over the bank base rate.

Term loan facility (“Facility #3”) of $7,000 to be utilized solely for the purposes of repurchasing the Corporation’s common shares. This facility is available until March 8, 2016. The interest rate charged on borrowings from Facility #3 ranges from 0.40% to 0.80% per annum over the bank base rate.

54    Points International Ltd.

Notes to the Consolidated Financial Statements

The aggregate borrowings outstanding under both Facility #2 and Facility #3 must not exceed $7,500. There have been no borrowings to date under any of these facilities. The Corporation is required to comply with certain financial and non- financial covenants under the agreement. The Corporation is in compliance with all applicable covenants on its interest bearing loans and facilities during the year ended December 31, 2015.

26.	SUBSEQUENT EVENT

On March 2, 2016, the Board of Directors of the Corporation approved a plan to repurchase the Corporation’s common shares. The Corporation has been informed that the Toronto Stock Exchange (“TSX”) has approved its notice of intention to make a normal course issuer bid to repurchase up to 764,930 of its common shares (the “Repurchase”), representing approximately 5% of its 15,298,602 common shares issued and outstanding as of February 24, 2016.

The primary purpose of the Repurchase is for cancellation. Repurchases will be made from time-to-time at the Corporation’s’ discretion, based on ongoing assessments of the Corporation’s’ capital needs, the market price of its common shares, general market conditions and other factors. Repurchases may be effected through the facilities of the TSX, the NASDAQ Capital Market or other alternative trading systems in the United States and Canada. The actual number of common shares purchased and the timing of such purchases will be determined by management considering market conditions, stock prices, its cash position, and other factors.

2015 Annual Report    55

Leadership Team

56    Points International Ltd.

Corporate Information

BOARD MEMBERS	LEADERSHIP TEAM
Bernay Box (Chairman)	Rob MacLean
Christopher Barnard	Chief Executive Officer
Michael Beckerman
Douglas Carty	Christopher Barnard
Bruce Croxon	President
Rob MacLean
John Thompson	Peter Lockhard
Chief Operating Officer
AUDIT COMMITTEE
Douglas Carty (Chairman)	Michael D’Amico
Bernay Box	Chief Financial Officer
John Thompson
Dave Simons
HRCG COMMITTEE	Chief Technology Officer
John Thompson (Chairman)
Bernay Box	Peter Doulas
Bruce Croxon	Vice President,
Product Management

Jay Malowney
Senior Vice President,
Partner Relationships

Inez Murdoch
Chief People Officer

Martin Tongue
Senior Vice President,
Business Development

BUSINESS DEVELOPMENT	ANNUAL MEETING
partnerships@points.com	May 5, 2016
Metro Toronto Convention Centre
CORPORATE GOVERNANCE	255 Front Street West, Room 205 D
Information regarding the	Toronto ON M5V 2W6
Corporation’s corporate governance
policy and practices can be found	ADDRESS
in the Corporation’s Management	171 John Street, 5th Floor
Information Circular.	Toronto, ON M5T 1X3
Phone: (416) 596.6370
AUDITORS	Fax: (416) 595.6444
KPMG LLP
CONSUMER WEBSITE
INVESTOR RELATIONS	www.points.com
Christopher Barnard
christopher.barnard@points.com	INVESTOR RELATIONS
(416) 596.6382	www.pointsinternational.com

TRANSFER AGENT
Computershare Trust Company
of Canada

LISTING
Toronto Stock Exchange (PTS)
Nasdaq Stock Exchange (PCOM)

POINTS INTERNATIONAL LTD.
171 John Street, 5th Floor
Toronto ON M5T 1X3

www.points.com